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REGISTRANT'S NAME Phytopharm plc

*CURRENT ADDRESS Corpus Christi House
9 West Street, Godmanchester
Cambs PE29 2HY, United Kingdom

**FORMER NAME

**NEW ADDRESS

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FILE NO. 82- 34798 FISCAL YEAR 12-31-03

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Phytopharm



Phytopharm plc
Corpus Christi House
9 West Street
Godmanchester
Cambs PE29 2HY
United Kingdom
Tel +44 (0) 1480 437697
Fax +44 (0) 1480 417090
Company number 3131723

www.phytopharm.com


Inspired by nature
Phytopharm uses plant-based remedies as an enabling technology to develop 'first in class' pharmaceuticals.

contents



1. Dr Paul Whitney

2. Dr Wang Chong

3. Gordon Stevens

4. Dr Richard Dixey

5. Dr Daryl Rees

6. Dr Trevor Flanagan



Challenging assumptions

Every great advance in science has issued from a new audacity of imagination.

[John Dewey]

Pioneering a new plant-based route to market for pharmaceuticals


Classic route to market
Choose a library of potential chemicals
Test a huge number
Proceed with the very few that appear to be active
Develop any that achieve proof of concept into a pharmaceutical
Phytopharm route to market
Start with plant remedies that work
Test for proof of concept, and develop into a pharmaceutical
Develop plant-based medicine or isolate the active chemical

To understand just how innovative Phytopharm's approach is, compare it to the classic route to market, where big pharmaceutical companies start with a biological target (for example an enzyme or an ion channel) and then screen a large number of chemicals until activity is found. These chemicals will then be developed as pharmaceutical products. This approach, akin to looking for a 'needle in a haystack', costs billions - and is the province of only the world's largest pharmaceutical companies.

Phytopharm has a totally different approach.

Phytopharm has chosen four fields of chronic disease where modern medicine has few answers, but where traditional plant-based remedies are successful.

We manufacture the traditional plant medicine to full pharmaceutical standards. Next, we perform a clinical trial and use the effects in the patients to guide us to a hypothesis of the mode of action of the plant remedy. We then develop a screen, and where possible isolate the active chemicals and - in the best cases - produce a breakthrough medicine, which we will licence as a prescription product.

Instead of starting with a library of chemicals, we start with an extract of a medicinal plant that has a history of clinical use, and then we either develop the plant medicine or isolate the active chemical and develop it as a prescription medicine.


"Without creativity, there would be no progress, and we would be forever repeating the same patterns"
[Edward de Bono]
Receptive to new ideas



An innovative strategic approach

Phytopharm is a leading drug discovery company, using traditional plant remedies as an enabling technology to develop pharmaceutical products. We keep our core competences in house (pre-clinical, clinical strategy and management), then outsource all laboratory work and clinical testing to specialists - thus enabling Phytopharm, despite our small size, to operate on a world-class level.

Phytopharm has core expertise in all aspects of drug development and subcontracts all laboratory work to specialists in the field all over the world while retaining full control over the direction of the research. As a result of this, Phytopharm has a very low fixed overhead, access to the latest research techniques and can deliver cutting edge research in a short timeframe with minimal cost.

Following the completion of phase II clinical evaluation or 'proof of principle' we will then licence the product to appropriate partners who will further develop and commercialise it. The licence agreement will include options involving substantial payments to Phytopharm. Payments are negotiated by reference to the size of the eventual market, the stage of development of the product concerned, and the strength of the data that is generated.

With a small central overhead, we offer the potential for sustained profitability once our main products have been licenced, even though royalty income arising from the sales of such products may be some years off. Furthermore, our innovative strategic approach enables the parallel development of products for early marketing in the companion animal health sector, thereby balancing early revenue generators with the careful development of major pharmaceutical products.

Phytopharm seeks licensing partners for development and commercialisation of its products following Phase II or 'proof of principle' clinical evaluation. Multinational partners are sought, with milestones paid on completion of agreed targets, submission of regulatory documents and royalties paid on sales.

Recognising similarities or differences

> "Originality consists of the achievement of new combinations, and not of the creation of something out of nothing"
>
> [Richard V. Clemence]



Creating Breakthroughs

Phytopharm's approach has been markedly successful and has resulted in the development of four drug discovery platforms with novel mechanisms of action.



We now have four drug discovery platforms, each forming the basis of families of product opportunities that exploit the same mode of action. The neurodegeneration and metabolic disease families are genuine 'first in class' breakthrough medicines, in the sense that they have no peer. Any 'first in class' therapeutic is rare, and to have two in development in such a small company highlights the success of Phytopharm's approach.

Our **neurodegeneration platform** (with programmes P58, P59, P63) is targeted at neurodegenerative disorders, including Alzheimer's, Parkinson's and motor neurone disease, which are increasingly important issues for 'ageing' Western populations. Their prevalence currently stands at 4 million in the USA, 500,000 in the USA and 350,000 worldwide, respectively. Furthermore total direct and indirect costs of treating the diseases are $80-$100 billion, $10 billion and $200,000 a year in the USA, respectively.

Our **metabolic disease platform** (with programmes P57 and P64) is focused on obesity and metabolic disease, a problem that costs Western countries a staggering $100 billion per annum in healthcare costs. Up to 300 million adults worldwide are obese and 1.1 billion are overweight.

Our **dermatology platform** (with programmes P7v and P55) is targeted at canine atopic dermatitis and human eczema. The former affects 15% of dogs costing £10 million in the UK and £100 million in the USA, and the later affects 18% of children in developed countries and costs $364 million in the USA.

Our **inflammation platform** (with programmes P54v and P61) includes canine osteoarthritis and asthma. The former affects 20% of dogs costing £11.7 million in the UK and £45 million in the USA. The latter affects 12% of children and costs $14 billion annually in the USA.

Intellectual property can be generated at all stages of the development process. Patents protect (i) novel natural and synthetic molecules, (ii) formulations, as well as (iii) screens based upon novel modes of action discovered in the clinic. Phytopharm has now developed over 21 separate patent families, which are being prosecuted worldwide.



The challenges of the year

The chairman's statement

Our approach is to add value to discovery. The biotech revolution began with biologicals, which are complex molecules such as proteins manufactured to pharmaceutical standards. Phytopharm played a key role in the introduction of a second novel class of products, botanicals, which are complex plant mixtures manufactured to full pharmaceutical standards. We have used this new pharmaceutical opportunity to conduct clinical trials on botanical products with a history of use in man, then use the emergent data to develop screens and isolate active compounds for further pharmaceutical development.

A key advantage of this approach is that it allows the discovery of novel pharmaceutical targets at very low cost. Not only do our current financial results continue to bear this out, but the increasing maturity of our portfolio has now attracted licensing interest for our synthetic products, whilst the botanical products are now ready for launch in the companion animal markets.

These twin developments bring Phytopharm to a turning point, and the challenges that began in 2003 should bear demonstrable fruit in 2004 in terms of income from both licensing and product sales.

Phytopharm prides itself in being in the vanguard of companies developing medicines that are produced to the highest possible ethical and environmental standards. Phytopharm has an in house auditor trained in the Social Accountability 8000 standard, who incorporates both this and the internationally recognised standards of Good Agricultural Practice, Good Laboratory Practice, Good Manufacturing Practice and Good Clinical Practice in auditing all internal and contracted operations.

Progress so far has been very satisfying as demonstrated in the operational review. My non-executive director colleagues and I are most fortunate to be supported by such a talented and dedicated group. We look forward to further progress in 2004.

Gordon Stevens
Chairman



Building on ideas to make better ideas

An interview with Dr Richard Dixey

CEO, Phytopharm

Botanicals seem key to your business. What are the issues that you'd like to highlight?

Dr Dixey: Phytopharm is dedicated to making prescription medical products from plants. The business was founded on the basis of making extracts of medicinal plants, rather than evaluating single chemicals from the plants. The quality control of such extracts was something we developed to such a level that we were able to achieve the world's first regulatory approvals for extracts. Indeed, in giving the world's first IND for an extract, the FDA named these products Botanicals, in order to differentiate them from other forms of pharmaceuticals.

Botanicals are extracts from medicinal plants, whose chemical composition is not fully specified. This ability to manufacture Botanicals to high quality standards is an 'enabling' technology, in that the technique of controlling the quality of extracts allows one to conduct clinical evaluation of medicinal plants in diseases without screening such extracts for active molecules as the first step. We can then use the clinical data to guide us to how the extract is working, use trial data to develop novel screens, isolate the active compounds and generate libraries of synthetic chemicals for further pharmaceutical development. This has a number of tremendous advantages. The first is that it cuts the development time for taking such extracts through the clinical development process quite dramatically. Secondly, one can approach diseases for which there are no predictive screens, and directly trial plant medicines to see if there is activity in man. If one is successful in seeing useful clinical effects in patients, one can then begin to look at what has happened to them and hopefully find out novel modes of action.

This ability to use clinical data to guide drug discovery lies at the heart of our operations, and in this regard Phytopharm has been very successful. Out of our 21 patent portfolio we currently have two global 'mode of action' patents going through to grant, and a further patent family based on a novel mode of selection of compounds to treat a disease. These mode of action patents are extraordinarily valuable. They allow pharmaceutical majors to extend the lead time, that is the period of exclusivity that they enjoy, before they have competitors coming into the market with similar products. This period of exclusivity used to average 7 years in the 1970's, the period when the first multibillion-dollar drugs made the pharmaceutical majors.

Now however, as most of the major companies are using the same drug discovery screens to identify treatments for disease, lead times have shrunk to months. But in using the Botanical approach, Phytopharm has the potential of developing novel drugs that may not only be 'first in class' in major disease areas, but may also be 'only in class' for as long as the mode of action patents are in force, because such patents stop competing companies from screening for other molecules that share the same mode of action as the drug in question.

Botanicals cannot be specified completely, so how do you patent the products?

Dr Dixey: There are really three general types of patent that one can achieve. The first is what is called a 'use' patent, which enables one to protect the novel use of a plant extract or molecule in a specified disease area. This sort of patent will cover the use of a Botanical product. Furthermore, because the chemical composition of such extracts are not fully specified, they cannot be subjected to claims of 'essential similarity' and hence generic copies of them cannot be made even when such extracts come off patent. In the development programmes that we carry out we also look for the mode of action of our plant extracts. This gives rise to the second general class of patent that can be applied for, namely 'mode of action' patents in which one is patenting the way in which a plant is working if it is novel - not in terms of the mode of action of the extract in the body as such, but in terms of a predictive screen which is based upon that mode of action which can be used to isolate and select drug candidates to treat the disease in question. Then in the third stage of the Botanical drug discovery process, these predictive screens can be used to isolate active molecules contained in the original plant extract, and of course derivatives of such molecules can then be made by chemical means. These latter products can not only be protected under both the 'use' and the 'mode of action' patents mentioned above, but can also be patented under 'composition of matter' patents if their chemical structure is novel.

Now we're also interested in producing medicines for the companion animal market. It's not really the veterinary market, but the companion animal market such as dogs and other pets. The reason why we're interested in this market place is because it offers the potential of early entry for our products. It's a market in which the willingness of pet owners to pay for the health of their animals is really quite striking. It is indeed a very buoyant market. As it happens, two of our main product areas, eczema and arthritis, are two of the major product areas in the canine market. So we took a decision to take two of our products into development for that market place specifically. Although Phytopharm has a large portfolio of products in development, it actually has a very low cash burn, and sales in these markets will keep it that way.

So there are attractions in the pet market?

Dr Dixey: Yes, there is a very attractive opportunity in making plant extracts, which can be put directly with pet food.

So far you have two animal products, P54v and P7v?

Dr Dixey: That's right. P7v is a product for canine atopic dermatitis or dog eczema, which is one of the largest health problems in dogs. If you get a long-haired dog who suffers from atopic dermatitis then basically they injure themselves by scratching the skin surface. They start getting infected and it's very difficult to treat. The other disease we're looking at is canine osteoarthritis, which is broadly similar to rheumatoid arthritis in man but not absolutely identical. Again, there is a substantial market there. The majority of dogs become arthritic in their hind legs towards the end of their life, as do a very large number of horses, so it's another very large market for animal sales.

Which market place has priority?

Dr Dixey: As I said, we're dedicated primarily to making products for man. It just so happens that some of the products that we make, have obvious applications in this other market. We aren't actually bringing in products specifically for the companion animal market, we're simply bifurcating product development of some of our existing products into two market opportunities.

Can you tell us about the management in Phytopharm?

Dr Dixey: We now have a very strong line up of senior managers, who have come from big pharmaceutical companies. I think they are attracted to work here by the empirical approach that we take to developing medicines, which has, in part, been lost by the increasing automation and reliance on model systems that have flourished within the big companies. We have all the functional groups within the business essential for drug development. These are the chemistry, manufacturing and quality control groups, which deal with the production of drug substances; the pharmacology and toxicology groups which deal with the efficacy and safety of our products; the clinical group which deals with clinical trial design and monitoring. Finally we have management and business development groups which deal with modelling and licensing. Phytopharm has in miniature what you would find in any drug company. The key is that the people who head up each one of these groups have a depth of experience, both in big pharma and now in Phytopharm, and so give us a very effective matrix with which to work across a multitude of products.

What should an investor look at in Phytopharm?

Dr Dixey: I always say to people, you should look at two things at Phytopharm as you should with any drug development company. You should look at the size of the portfolio compared to the cash burn, and you should look at the depth of the portfolio. What you see in Phytopharm is a company with an extremely lean burn, developing lots of products in parallel. Having said that, if you look at the potential upside of the portfolio in terms of potential sales, it stands alongside any pharmaceutical development portfolio anywhere in terms of what could be achieved. There are some really very big product areas where we are operating, such as the programmes for Alzheimer's and Parkinson's diseases (P58 and P63), which along with all the neurodegenerative disorders have a current market potential of $4bn with a compound growth rate of 10% per annum, and our programmes for dietary control of obesity (programme P57) which has a current market potential of $3bn, and the pharmaceutical treatment of metabolic disease (programme P64) which has current market potential of $8bn. These massive markets give us a highly positive risk/reward ratio, and Phytopharm comes out very near the top on any comparison. We are undoubtedly a low risk drug development operation because of these factors.

This concept of 'sole in class' is very important. Take our programme for Alzheimer's, P58, where the current medications are of very limited efficacy. The drug has a completely novel mode of action that's already been demonstrated as having activity in man. Again, we have the prospect of not only being first in class but of being sole in class. Then we have a third generation non-steroidal anti-inflammatory, which is again addressing major product arenas. Although we don't have a full mode of action patent on this product, we shall nonetheless, be first in class and we are currently ahead of anyone else in developing a drug with this mode of action. Finally we have a portfolio of products in dermatology where again, we will be first in class. With just those four product areas alone the upside of Phytopharm is truly something.

What are the financial prospects for the coming year?

Dr Dixey: The coming year is a year of fulfillment for Phytopharm. We are anticipating five cash positive events; three substantial milestones from Yamanouchi concerning our P58 programme in Alzheimer's disease, and two product launches, for our veterinary product P7v in canine atopic dermatitis and P54v in canine arthritis. In addition to this, the maturity of our portfolio means that we have three additional programmes, P57 and P64 in obesity and P59 in motor neurone disease, that are attracting substantial interest from licencees. Indeed the interest in P57, our novel appetite suppressant, not to mention the global press coverage, has been almost overwhelming. The licensing of these products has the potential of generating access fees, reimbursement of R&D expenses, milestones on product progress and royalties on eventual sales. Such substantial cash infusions can only offset the cash expended in developing our products by an ever greater extent. Along with the key clinical data for P58 emerging in the first quarter of 2005, a product where 85% of the world territories remain unlicenced, the progress in our portfolio means that we are looking forward to a period of sustained financial progress.

Dr Richard Dixey
Chief Executive Officer

Creative novelty springs largely from the rearrangement of the existing knowledge

[J. Kneller]

Looking at things in new ways





Operational Review

Dr Daryl Rees

Phytopharm is focused on developing novel pharmaceutical products based on clinical data generated from medicinal plant extracts. Such research can lead to important and innovative platforms for drug discovery that include libraries of compounds, biological targets and associated clinical and pre-clinical data. This data creates drug development programmes aimed at target diseases, and leads to multiple licensing opportunities for specific compounds within those programmes. The four platforms being developed within Phytopharm, each at different stages of development, are described below.

The neurodegeneration platform has been extended from a programme for Alzheimer's disease **(P58)** to include programmes for Parkinson's **(P63)** and motor neurone disease, including amyotrophic lateral sclerosis (ALS) **(P59)**. Phytopharm has now developed a total of nine patent families to protect the large group of related chemical compounds within this platform. These molecules, which have a novel mechanism of action, are potential disease modifiers and should offer a real therapeutic advance in these conditions where there is a high-unmet medical need.

The lead compound from the Alzheimer's and Parkinson's disease programme is coded PYM50028. Pre-clinical studies have shown that PYM50028 is neuroprotective, and reverses the decrease of neuronal growth factors and reverses neuronal degeneration observed in the ageing brain. Importantly, this product restores levels of proteins that are altered in the ageing brain, returning them to levels observed in the young, causing beneficial outgrowth and branching of neurites.

In January 2003, we announced the start of a Phase I randomised, double-blind, placebo-controlled clinical study using a new formulation of PYM50028 to evaluate the safety, tolerability and pharmacokinetic profile for Alzheimer's and Parkinson's disease.

In May 2003, Phytopharm signed a licensing agreement with the leading Japanese pharmaceutical company, Yamanouchi Pharmaceutical Co Ltd (Yamanouchi) for the development and commercialisation of PYM50028. Under the agreement, Yamanouchi acquired an exclusive licence to develop, manufacture and market PYM50028 for the treatment of Alzheimer's disease in Japan and some other Asian countries, some 15% of the world market. Phytopharm received $3 million upon signing of the agreement, with a further five milestones totalling $17 million potentially payable over the next 18 months, subject to the achievement of specific objectives. In total, Phytopharm is entitled to $33 million of licence fees and potential milestone payments with respect to the Alzheimer's indication.

Yamanouchi also acquired the option to licence PYM50028 for the additional indications of Parkinson's disease, Lewy body dementia, vascular dementia and mild cognitive impairment, for which Phytopharm will receive additional licence fees and milestones. Further details of these fees and milestones are based on each indication's market potential relative to the Alzheimer's indication. Phytopharm will also receive royalties on sales of PYM50028 by Yamanouchi for all indications developed.

In May 2003 we announced the successful completion of the safety, tolerability and pharmacokinetics of single and repeated oral dosing of PYM50028 administered over 7 days to healthy subjects aged over 50 years.

In June 2003 we announced that we had entered into an agreement with the Oxford Project to Investigate Memory and Ageing (OPTIMA) regarding the clinical development of PYM50028. *Under the joint leadership of Professor David Smith* (Project Leader, OPTIMA) and Professor Robin Jacoby (Principal Investigator), OPTIMA will enrol patients with memory impairment into the Phase II proof of principle study.

In November 2003 we announced the successful completion of the Phase Ib stage of the study in which thirty healthy men and women aged 50 years and older were enrolled and randomly allocated to receive either PYM50028 or placebo once daily for 28 days. Results *indicated that the product has absorption and pharmacokinetic* characteristics suitable for once-daily dosing and is well tolerated with a good emergent safety profile.

The phase Ib data was submitted to Yamanouchi, the results of which are the subject of the second milestone payable under the licence agreement announced on 1 May 2003 between Yamanouchi and Phytopharm for marketing of PYM50028 in Japan and some other *Asian countries.*

In December 2003, we announced that we had been granted clearance by the Medicines and Healthcare Products Regulatory Agency (MHRA) *to commence a phase II 'proof of concept' clinical* study in Alzheimer's disease patients under a clinical trial exemption (CTX) certificate. The study utilises a randomised, double-blind, placebo-controlled design to evaluate the safety, efficacy and pharmacokinetic profile of PYM50028 after once daily oral administration over 3 months. The effects of PYM50028 on memory, *concentration and* executive function will be evaluated during the study. The study is expected to report in Q1 2005.

The lead compound arising from the motor neurone disease programme including a model of ALS **(P59)** is coded PYM50018. Pre-clinical work has demonstrated that PYM50018 *is a potent neuroprotective agent, reverses* neurodegeneration in spinal motor neurones and improves survival to a greater extent than standard treatment in superoxide dismutase 1 (SOD1) mice, a model of amyotrophic lateral sclerosis.

In December 2003, we announced that it had been granted clearance by the USA Food and Drug Administration to commence a Phase I clinical study under an investigational new drug (IND) application, to evaluate the *safety, tolerability* and pharmaco*kinetic profile of* PYM50018 for amyotrophic lateral sclerosis. We anticipate that the results will be reported at the end of Q2 2004.

The **metabolic disease platform** is focused on obesity, obese-onset diabetes and metabolic *disease. This platform comprises the patented use of three* plant species, their mode of action and related active molecules. Programme **P57** contains a novel appetite suppressant product that has been shown to reduce calorific intake in overweight subjects, as demonstrated in a double-blind, *placebo-controlled clinical* study that *was announced* by Phytopharm in December 2001.

In March 2003, Phytopharm announced that **P59** had received the first six monthly progress *report from Pfizer Inc (Pfizer) concerning the ongoing development* of programme P57. This followed the announcement in July 2002 that Pfizer was taking responsibility for the development of the programme, under the terms of the Licence and Royalty agreement entered between Pfizer and Phytopharm in August 1998.

In July 2003, Phytopharm announced that it had received notice from Pfizer that it was discontinuing clinical development of P57 and returning the rights to the company. *Pfizer stated that in a changing environment* for discovery and development of new medicines, it continually reviews its pipeline of potential new therapies. Following the closure of the Natureceuticals group within Pfizer, the company determined that the *development of* P57 *might be best achieved by* another organisation. Pfizer also stated that clinical data of P57 in patients encourage further study of the natural material as a therapy for obesity. As a consequence, Phytopharm is now free to licence P57 to other parties. This has now created an opportunity to extend the P57 programme into the dietary control of *obesity with multiple licensing opportunities.* This licensing programme is progressing vigorously. Phytopharm has also developed screens that are predictive of appetite suppressant activity and good progress has been made in understanding the structure activity relationships and in the development *of synthetic molecules that form the basis of a further* licensing opportunity. This new programme **(P64)** is focused on the development of pharmaceutical prescription products for the treatment of obesity and metabolic disease.

The **dermatology platform** *comprises a programme concerning the use* of extracts of plants with a novel mode of action for the treatment of canine atopic dermatitis **(P7v)**. These products have a dual mode of action that targets both the allergic and the inflammatory components of dermatitis.

In November, 2003 we completed a European multi-centre study in canine atopic dermatitis with a three plant product, coded PYM00217. This randomised, double-blind, placebo-controlled study was *conducted by specialist veterinary dermatologists* to determine the optimal dose for future commercialisation of the product.

Phytopharm has completed *the pharmaceutical development of PYM00217 and* is now able to manufacture tonne-scale quantities of material to Good Manufacturing Practice (GMP) standards. Commercialisation and launch of this product is well underway for early 2004.

A programme aimed at human eczema is also emerging from this platform. Coded **P55**, steady progress has been made in developing a dosage form suitable for use in man.

Finally, the **inflammation platform** contains a programme containing a family of novel, third generation non-steroidal anti-inflammatory drugs ('NSAID') characterised by their inhibition of a wide range of enzymes central to chronic inflammation **(P54v)**. The results of a double-blind, *placebo-controlled trial of our product, coded* PYM50014 in canine *osteoarthritis* have enabled us to actively pursue commercialisation and enter a licence and distribution agreement in the companion animal market.

Large-scale manufacture of PYM50014 has been completed to GMP with a view to commercialisation in early 2004. Research into the mode of action of this platform has continued to generate novel synthetic molecules. Pre-clinical work *has* demonstrated *that these molecules have powerful anti-inflammatory* and anti-spasmodic effects. This has given rise to a new programme **(P61)** that is intended to result in a pharmaceutical prescription medicine for the treatment of inflammatory disorders including asthma. The lead candidate will enter development towards the end of 2004.

Dr Daryl Rees
Chief Operating Officer

Our four platforms

The neurodegeneration platform
Incorporates the development of pharmaceutical prescription products based on striking clinical studies using a traditional Asian tonic.

The metabolic disease platform
Is based around a single South African plant extract with a long tradition of use as a bush food. This platform comprises the patented use of three plant species, their mode of action and related active molecules.

The dermatology platform
Arose from a traditional Chinese medicine for eczema and involves the patented use of three plant species and their mode of selection for the treatment of eczema. These products have a dual mode of action that targets both the allergic and inflammatory components of eczema.

The inflammation platform
Stems from the well recognised anti-inflammatory properties of the Asian spice, turmeric and consists of a patented combination of curcumin and the essential oils of two curcuma plant species, a novel mode of action and several lead synthetic compounds.



Our nine programmes so far

Prog	Indication	Mode of action	Development stage
P58	Alzheimer's disease /dementia	Reverses decline in memory	Phase II in progress
P59	Motor neurone disease (ALS)	Neurodegenerative	Phase II in progress
P63	Parkinson's disease	Neurodegenerative	Phase IIb completed
P57	Dietary control of obesity	Direct action on satiety centre	Phase IIa reported
P64	Obesity and metabolic disease	Direct action on satiety centre	Pre-clinical
P7v	Canine atopic dermatitis	Inhibits allergic and inflammatory cytokines	Pre-launch
P55	Eczema	Inhibits allergic and inflammatory cytokines	Pre-clinical
P54v	Canine osteoarthritis	Inhibits induction of inflammatory enzymes	Pre-launch
P61	Asthma and other inflammatory disorders	Anti-inflammatory and anti-spasmodic	Pre-clinical

Phytopharm Glossary of Pharmaceutical Product Development

Pre-clinical	Safety and toxicology studies conducted in the laboratory to ensure that the product is safe to be given to humans or animals.
Phase I	Safety studies conducted in healthy volunteers to determine the metabolic and pharmacological actions of the product in humans, the side-effects associated with increasing doses, and, if possible, gain early evidence of effectiveness.
Phase II	Controlled clinical studies conducted in a relatively small number of patients to evaluate the product's effectiveness for treating a particular disease or condition and to determine the short-term side-effects and risks associated with the product.
Phase III	Controlled clinical studies conducted in a larger number of patients in different clinical settings to determine the product's effectiveness, safety, and appropriate dosage for treating a particular disease or condition. Following completion of the studies, the product is submitted to the regulatory body (e.g. FDA in the USA, MHRA in Europe) for approval to market the product.

Some people think my father is funny. Some people think that he is stupid, and some people think that he is just a nuisance. But, he is my dad. My dad is 54 years old. He looks healthy, but he has Alzheimer's disease and his brain cells are dying. Dad doesn't remember things like he used to. He doesn't remember when I was born, when he got married and he doesn't even remember what he did yesterday. Some day he will not even know who I am.



Neurodegeneration Platform

The **neurodegeneration platform** is based around a plant extract used as a traditional tonic for the elderly.

Initial interest arose from an impressive double-blind, placebo-controlled study in patients with mild to moderate senile dementia treated with a single chemical purified from plant extracts which demonstrated a significant and highly relevant improvement in cognitive function. Phytopharm then began a programme of research into the mode of action of this chemical, which has led to the development of a large library of compounds that share this mode of action.

The neurodegeneration platform has been extended from a programme for Alzheimer's disease (P58) to include programmes for Parkinson's (P63) and motor neurone disease, including ALS (P59). Phytopharm has now developed a total of nine patent families to protect the large group of related chemical compounds within this platform. These molecules, which have a novel mechanism of action, are potential disease modifiers and should offer a real therapeutic advance in these conditions where there is a high-unmet medical need.

Programme P58 - Alzheimer's disease

Programme P63 - Parkinson's disease

Programme P59 - Amyotrophic lateral sclerosis

Programme P58

Alzheimer's disease

This is a neurodegenerative disorder that mainly affects the elderly and is characterised by a progressive loss of learning ability and memory. Several factors have been proposed to play a role in the underlying neurodegeneration, including the excessive formation of ß-amyloid and *glutamate and a* decrease in neurotrophic factors in the brain. *Unfortunately, none of the approved drugs offer cures* and their efficacy is *generally poor, and at best they hold back progression* of the disease by affecting the neurotransmitter activity between nerve cells.

Mode of action

In pre-clinical studies, the synthetic *chemical* PYM50028, *has* been shown to be neuroprotective *against ß-amyloid and glutamate damage, to reverse* the decrease of neuronal growth *factors and to reverse* neuronal degeneration observed in the ageing brain. Importantly, this product restores levels of proteins that are altered in the ageing brain, returning them to levels observed in the young and causing beneficial neurite outgrowth and branching. In addition, PYM50028 restores the learning and memory ability in Alzheimer's disease models and thereby offers the potential to reverse the symptoms of Alzheimer's disease.

Progress to date

The first clinical trial was conducted using a semi purified crude extract. The key findings showed that the 30 patients treated over the 3-month trial significantly improved their mini-mental state estimate (MMSE) *score. The first phase I* trial using PYM50028 *investigated the safety, tolerability* and *pharmacokinetics* in healthy volunteers. The second phase I *trial examined repeat* doses to healthy elderly volunteers for 7 days followed immediately by a 28-day trial. In November 2003 Phytopharm reported the successful completion of this study demonstrating that PYM50028 has absorption and pharmacokinetic characteristics suitable for once daily dosing and is well tolerated with a good emergent safety profile. In December 2003, we announced that we had been granted clearance by the Medicines and Healthcare Products Regulatory Agency (MHRA) to commence *a phase II 'proof of* principle' clinical study in *Alzheimer's disease patients under a clinical trial exemption* (CTX) certificate. The study utilises *a randomised, double-blind,* placebo-controlled design to evaluate the safety, efficacy and pharmacokinetic profile of PYM50028 after once daily oral administration over 3 months. The effects of PYM50028 on memory, concentration and executive function will be evaluated during the study. The study is expected to report in Q1 2005.

[illegible]heimer's [illegible]cts [illegible]% of [illegible] the age of [illegible] [illegible]d 25-50% [illegible] the age of 85

Programme P63

Parkinson's disease

Parkinson's disease is a neurological condition that results in a gradually progressive and prolonged illness characterised by involuntary tremors, stiffness and slowness of movement. The disease typically manifests itself in middle age, nearly equally in men and women and then results in the patient becoming wheelchair bound in old age with a third of *all* patients also suffering dementia.

Mode of action

A consistent feature of the disease is the loss of dopamine containing cells in the substantia nigra area of the brain. Current drugs can mitigate much of the symptoms for a while but do not alter the prognosis of steady decline. Recent studies suggest that one important mechanism *involved in* neuronal degeneration of the substantia nigra *is the* production of toxic *free radicals. Phytopharm has* generated data demonstrating that *our lead compound,* PYM50028, *reverses free radical* neurotoxicity produced by 1-methyl-4-*phenylpyridium* (MPP+) in dopaminergic neurones and reverses the decrease of neuronal growth factors and dopamine receptors in the brain.

Progress to date

The phase I clinical *trial of PYM50028 for* Parkinson's disease started in January 2003 *and utilised a randomised,* double-blind, *placebo-controlled* design to examine the safety, tolerability and *pharmacokinetics* of PYM50028. Thirty healthy men and women aged 50 years and older were enrolled and randomly allocated to receive either PYM50028 or placebo once daily for 28 days. The results, reported in November 2003, demonstrated that the product has absorption and pharmacokinetic characteristics suitable for once-daily dosing and is well tolerated with a good emergent safety profile.

Programme P59

Amyotrophic lateral sclerosis

Amyotrophic lateral sclerosis is a fatal degenerative disease of motor neurones that most commonly strikes *people* between 40 and 60 years of age. In the United States, ALS is commonly known as *Lou Gehrig's disease.*

Amyotrophic lateral sclerosis is characterised by progressive loss of both lower (spinal cord and brainstem) and upper (motor cortex) motor neurones leading to severe paralysis and death, generally caused by respiratory failure. Approximately 350,000 patients suffer from ALS world wide, of which 50% *die* within 18 months of diagnosis.

Mode of action

Although the precise molecular pathways that cause the death of motor neurones in ALS remain unknown, possible mechanisms include abnormalities in neurofilament proteins, mitochondrial alterations and glutamate-*mediated* excitotoxicity.

Phytopharm has taken a second molecule from its library of compounds into development for ALS, coded PYM50018. Comparative pre-clinical testing of PYM50018 with the only pharmaceutical agent licenced for the treatment of ALS, in recognised neurodegeneration models indicates *that* PYM50018 provides greater protection against *neuronal* damage in cell based *systems. In addition,* PYM50018 delays the loss of muscle *strength and extends survival* time to a *greater extent in* SOD1-G93A mice, a recognised model of ALS.

Progress to date

A phase I clinical trial with PYM50018 is ongoing and is due to report in Q2 2004.


My dad got diagnosed with diabetes a few months ago. He is over weight and the doctors say that's the main cause of the problem. They say if he loses weight then he could cure his diabetes but he has always had a weight problem and he has tried every weight loss programme there is, but without success.

Metabolic Disease Platform

The **metabolic disease platform** is based around a single South African plant extract with a long tradition of use as a bush food. Subsequent research revealed that it contained components that directly reduce food intake. The patented use of Hoodia and related species was in-licenced from the South African Council for Scientific and Industrial Research (CSIR) in 1997. The CSIR had investigated traditional tales of how the Hoodia succulents which are native plants in the Kalahari desert had been used by Xhomani tribesmen as a food.

A phase IIa proof of principle clinical trial, reported at the end of 2001, demonstrated appetite suppressant activity with the plant extract (programme P57). In March 2003, the CSIR and the South African San Council reached an agreement to share the benefits that are anticipated to arise from the potential commercial success of this plant extract. Following the return of the rights of the P57 programme from Pfizer, Phytopharm is now free to licence P57 to other parties. This has now created an opportunity to extend the P57 programme into the dietary control of obesity with multiple licensing opportunities.

Phytopharm has developed screens that are predictive of appetite suppressant activity and produced synthetic molecules (programme P64) focussed on the development of pharmaceutical prescription products for the treatment of metabolic disease.

Programme P57 - **Dietary control of obesity**

Programme P64 - **Pharmaceutical treatment of metabolic disease**

Programme P57
Dietary control of obesity

Obesity is a major problem and growing rapidly in both patient numbers and severity. The National Institute of Diabetes & Digestive & Kidney Diseases estimate that more than half of the US adult population is obese. The problem is growing in Europe with incidence in the UK nearly up to the US levels. The next wave of obesity is coming from the developing worlds with a rising level of premature obesity in children.

The current market for the dietary control of obesity is over $3 billion per annum in the US alone.

Mode of action

The proof of principle phase IIa trial in 18 overweight but healthy males provided strong statistical evidence that the plant extract reduces the average daily calorie intake. Laboratory investigations have identified the active component of the plant extract along with a further 16 active molecules as well as a number of semi-synthetic derivatives. The active molecule in the plant extract targets the satiety centre in the brain and thus reduces the desire to eat.

Progress to date

In August 1998 Pfizer signed a worldwide development and marketing licence for the plant extract (programme P57) as well as a separate 3-year R&D agreement. However, in July 2003 the Natureceuticals group within Pfizer was closed due to internal re-organisations leading to the discontinuation of the development of the P57 programme. The upside of the announcement is that the value of this product has increased enormously and created an opportunity to extend the P57 programme into the dietary control of obesity with multiple licensing opportunities.

Programme P64
Pharmaceutical treatment of metabolic disease

Obesity leads to a cluster of metabolic alterations and as a result is a major risk factor for insulin resistance, type 2 diabetes, coronary artery disease, hypertension, stroke, osteoarthritis and certain forms of cancer. Weight is gained when energy intake exceeds energy expenditure. The excess energy is stored as fat, and if there is an extended period of positive energy balance, obesity will result. Current pharmaceutical treatments have made little impact on the incidence of obesity and are only advised for short treatment periods due to adverse side effect profiles.

Mode of action

The most convincing evidence of efficacy of the chemical series within the P64 programme is indirect but powerful, as it stems from the very positive phase IIa proof of principle clinical trial in overweight adults from programme P57 and the strong predictive results from the laboratory assays for satiety stimulation that Phytopharm has developed. These novel chemicals stimulate the satiety centre of the brain and thus reduce the desire to eat.

Progress to date

A lead candidate molecule is targeted for clinical development by Q4 2004.

Obesity costs Western countries a staggering $100 billion per year in health costs.

"Buster is a very unhappy dog, tormented by the constant itching that makes him chew, rub and scratch his paws, ears and coat. It feels like I'm forever giving him medicine and having to take him to the vet."



Dermatology and Inflammation Platforms

The **dermatology platform** arose from a traditional Chinese medicine for eczema and involves the patented *use of three* plant species and their mode of selection for the treatment of eczema. These products have a dual mode of action that targets both the allergic and inflammatory components of eczema. Clinical benefit has been demonstrated in *placebo*-controlled studies in canine atopic dermatitis (programme P7v). The P55 programme aimed at human eczema involves the development of active fractions from these plant extracts. The *platform offers a potentially major advance* in the treatment of eczema, a common condition that is poorly treated by present therapies, many of which suffer from major side effects. proof of principle has been securely established in humans and *dogs for the plant extracts*.

Programme P55 - Eczema

Programme P7v - Canine atopic dermatitis

The **inflammation platform** stems from the well recognised *anti-inflammatory* properties of the Asian spice turmeric and consists of a patented combination of curcumin and the essential oils of two curcuma plant species, a novel mode of action and several lead synthetic compounds. *Clinical benefit has been demonstrated* in a double-blind, placebo-controlled trial in canine osteoarthritis (programme P54v). Anecdotal case reports from western medical centres in diseases such as arthritis and Crohn's *disease also support its efficacy*. Research into the mode of action of this platform has continued to generate novel synthetic molecules and forms the basis of the P61 programme aimed at developing a *pharmaceutical prescription* product for asthma and other inflammatory disorders.

Programme P61 - Asthma and other inflammatory disorders

Programme P54v - Canine osteoarthritis

Pharmaceutical Programmes

Programme P55
Eczema

Eczema is commonly characterised by itchy inflammation of the skin. The condition predominately affects the insides of the elbows, the back of the knees, face, wrist and ankles. The condition often starts very young and generally lasts until puberty although atopic patients often retain a lifelong propensity to flare up. The main physical problems come from the scratching and its associated wounds with secondary infections and scaring. There is no cure and treatments so far only partially relieve the problem. Steroids are the mainstay of treatment but can have serious side effects, particularly in children.

Mode of action

Phytopharm has developed rapid laboratory assays that correlate well with the clinical effectiveness of the plant extracts. These assays allow the testing of chemicals in the laboratory that are predictive of clinical efficacy in man.

Progress to date

P55 is still at an early stage of research. Steady progress has been made in developing a dosage form suitable for use in man.

Nearly 1 in 13 children have asthma, and the rate is rising more rapidly in preschool-aged children than in any other age group.

Programme P61
Asthma & other inflammatory disorders

Asthma is a chronic inflammatory disorder of the airways that causes recurrent episodes of wheezing, breathlessness, chest tightness and cough. In addition, asthma is usually associated with widespread but variable airflow obstruction. Inhibition of inflammation and relaxation of airway smooth muscle are therefore key components of asthma treatment.

Mode of action

A number of lead compounds have been synthesised, demonstrating anti-inflammatory and anti-spasmodic activity in several established models of asthma and inflammation.

Progress to date

The mechanism of action and structure activity relationships are being developed and patented. The lead candidate should enter development in Q4 2004.

Veterinary Programmes

Programme P7v
Canine atopic dermatitis

Canine atopic dermatitis is a common problem affecting 15% of dogs, the principal symptom being pruritis (itching) around the face, front legs and later over the trunk. Canine atopic dermatitis is often seasonal and caused by an allergic response to either inhaled or percutaneously absorbed allergens such as pollens, grasses, weed and moulds. It can also be hereditary, but often, as with human eczema, the exact cause is unknown.

Mode of action

The lead product, PYM00217, is a disease modifying agent with a unique mode of action that specifically inhibits the allergic and inflammatory phases of canine atopic dermatitis, without the detrimental side-effects associated with glucocorticoids (steroids) or immunosuppressants.

Progress to date

Initial trials in canine atopic dermatitis were started in 1999 in Minnesota, USA. This randomised, double-blind, placebo-controlled phase II trial in 48 dogs demonstrated significant improvements in several parameters characteristic of the disease.

In March 2002, a randomised, double-blind, placebo-controlled phase IIb trial commenced in 120 dogs across the major centres in the UK and France with specialist veterinary dermatologists. This study was designed to determine the optimal dose for future commercialisation of the product. Commercialisation and launch of PYM00217 for companion animals is well underway for early 2004.

Programme P54v
Canine osteoarthritis

Inflammation is a central part of the body's defence system. It is characterised by swelling of the tissues, increased warmth of the tissues and redness. Canine osteoarthritis is an inflammatory disorder that affects the joints; the inflammation is a result of activation of inflammatory enzymes (e.g. cyclo-oxygenase-2; COX-2 and inducible nitric oxide synthase; iNOS) and the release of inflammatory mediators such as prostaglandins (PGE2), nitric oxide (NO) and oxidants.

Mode of action

The lead product, PYM50014, is a combination of curcumin and the essential oils of two Curcuma plant species. Both curcumin and the essential oils have pharmacological properties. Curcumin inhibits chronic inflammation, mainly inhibiting the activation of inflammatory genes and also has anti-oxidant properties. The essential oils inhibit both acute and chronic inflammation. Thus, the combination of curcumin with essential oils in PYM50014 enhances the activity compared to curcumin and eliminates the unwanted cytotoxic effect of curcumin alone.

Progress to date

Phytopharm has performed a randomised, double-blind, placebo-controlled study to evaluate the safety and efficacy of PYM50014 for the treatment of canine osteoarthritis over a treatment period of 8 weeks. Fifty-four dogs were studied. The results demonstrated that PYM50014 was generally well tolerated with no serious adverse events reported during the study. This study provided encouraging evidence that PYM50014 helps maintain healthy joints, especially in older animals and those suffering from lameness, stiffness and lack of agility. The results have enabled us to actively pursue commercialisation of PYM50014 for companion animals, with launch anticipated in Q1 2004.


Taking advantage
of the unexpected
The more original a discovery,
the more obvious it seems afterwards
[Richard V. Clemence]



Financial review

Dr Wang Chong

Summary

Financial performance for the fiscal year ended 31 August 2003 has been influenced by two main events: the licensing of PYM50028 to Yamanouchi in May 2003 and the transfer of the P57 development activities to Pfizer in December 2002. The Group's investment in research and development continues to grow in line with the continuing progress of our four development platforms, and in particular, the P58, P63 and P7v programmes, resulting in the consumption of significant cash resources. However, the Group anticipates potential milestone payments of up to $17 million from Yamanouchi over the next 18 months.

Turnover

Revenues of £2.43 million for the year (2002: £2.71m) comprised a £2 million milestone payment from Yamanouchi, for the exclusive licence to develop, manufacture and market PYM50028 for the treatment of Alzheimer's disease in Japan and some other Asian countries, and £0.42 million in development income from Pfizer for P57, the Group's appetite suppressant. Revenues were lower this year following the transfer of the P57 development work to Pfizer in December 2002.

Expenses

Research and development remained our most significant investment, totalling £7.23 million or 86% of total operating costs, an increase of 20% (2002: £6.00 million). This is largely due to the successful progress of the P58 programme which is in clinical trials and to a lesser extent the ongoing P7v clinical trial. The rise in research and development activity required additional administrative support, which is reflected in the higher administration costs of £1.16 million, an increase of 13% (2002: £1.02 million). This year's total operating expenses were £8.38 million, a rise of 19% (2002: £7.03 million), in line with the budget.

Interest and Tax

Interest income of £0.28 million was lower this year (2002: £0.48 million), due to a combination of lower average cash balances and lower interest rates, and represents an average return of 3.8% on the cash balances throughout the year. The net tax recoverable of £0.38 million was also lower this year (2002: £0.55 million), despite a similar research and development corporation tax credit to the previous year, due to the payment of a 10% Japanese withholding tax on the Yamanouchi income earlier in the year.

Liquidity and Capital Resources

At 31 August 2003 the Group had cash and liquid resources of £5.61 million, £3.54 million lower than at the start of the year.

The fixed asset base remained low at £0.16 million (2002: £0.24 million) as research and development activities are contracted out so that the Group does not need to finance its own laboratory facilities. Debtors of £1.09 million (2002: £2.84 million) comprised principally research and development tax credits. Creditors of £1.82 million (2002: £1.95 million) comprised mainly trade creditors and accruals.

Working capital at 31 August 2003 was £4.93 million. The Group utilised £5.11 million of working capital during 2003, which is equivalent to £426,000 per month. This expenditure is in line with the Group's business plan and is a consequence of the P58 programme maturing.

A combination of decreases in turnover of £0.29 million, interest income of £0.20 million, and a net tax recoverable of £0.18 million, together with an increase in operating expenses of £1.36 million, resulted in an increase in the loss for the year of £2.02 million to £5.31 million. The cash impact of this loss was mitigated by a decrease in debtors of £1.75 million. Overall the results for the year were better than anticipated and were within the budget.

Phytopharm has raised a net total of £27 million since the float in 1996. As at 31 August 2003, a net total of £21 million has been invested by shareholders in developing Phytopharm and its product opportunities.

Dr Wang Chong
Chief Financial Officer

Corporate affairs

Social and ethical policy

Social Accountability International has developed a standard, SA8000, which outlines acceptable working terms and conditions for employees and contractors throughout the world. It has also developed a system for independently verifying compliance to the standard. Phytopharm has addressed the issue of fair treatment to all its employees by adopting this standard and endeavouring to ensure that it and its contractors, partners and suppliers comply with the standard and national law, and to respect the international policies and their interpretation. Phytopharm achieves this by raising awareness and promoting SA8000 standards amongst its partners, suppliers and contractors. Assessment of compliance is through audit and improvement plans are implemented to raise the level of compliance where appropriate.

Environmental policy

Phytopharm prides itself on being in the vanguard of companies promoting the development of medicines that are produced in an environmentally aware manner to the highest possible ethical standards. Phytopharm recognises that protecting the environment is a primary corporate responsibility and that environmental matters are not just the responsibility of the board but also an area in which each employee, each corporate partner and each contractor has a contribution to make. Phytopharm encourages all involved in its operations to act in an environmentally responsible manner. Where appropriate, these requirements have been incorporated into Phytopharm's standard operating procedures. The ongoing environmental performance of contractors and compliance to the agreed standards is monitored through regular audit.

Biodiversity treaty

Phytopharm has adopted the principles of the International Convention on Biodiversity and enters into commercial arrangements with organisations and companies that bring financial and technology transfer rewards to the originating country or inventor. These financial rewards may take the form of milestone payments or royalty shares in successful products. Examples of technology transfer include training of farmers to grow medicinal plants to Good Agricultural Practice (GAP) and the installation and training to support Good Manufacturing Practice (GMP) compliant facilities.

Quality Assurance

As a responsible pharmaceutical company our focus is to develop prescription pharmaceuticals to current international quality guidelines to meet the increasingly high regulatory requirements and to ensure that our products are produced to the highest standards. In order to achieve this Phytopharm's operations comply with the following guidelines.

Good Agricultural Practice (GAP)

The principles of Good Agricultural Practice are applied to the growing and primary processing of plants. As well as providing a framework for efficient production of quality crops, GAP serves to minimise environmental impact, maintain biodiversity and promote sustainable production. This is achieved by working with local agronomists and horticulturalists in each of the countries where we are growing crops. These consultants have knowledge of the specific plant and, if it is already cultivated, local practices. Crops are grown to agreed protocols which incorporate both the principle of GAP and local practices. Monitoring of compliance is assured by comprehensive crop recordings and visits to the production areas.

Good Manufacturing and Laboratory Practice (GMP and GLP)

Phytopharm requires that all contractors involved in the manufacture, packaging and analysis of its products apply the appropriate level of Good Manufacturing Practice (GMP) and Good Laboratory Practice (GLP) to their processing and analytical facilities. These practices are mandatory requirements for products granted a Marketing Authorisation (MA) by Regulatory Authorities. Phytopharm plc has incorporated these requirements into standard operating procedures and audits contractors to determine the level of compliance with them. Training is given where compliance is not up to the required level.

Good Clinical Practice (GCP)

Good Clinical Practice (GCP) is an international ethical and scientific standard for designing, conducting, recording and reporting trials that involve the participation of human subjects. Compliance for studies conducted in-house or by third party contactors is assessed by audit to provide assurance that the rights, safety and well being of trial subjects are protected, consistent with the principles that have their origin in the Principles of Helsinki and that the clinical trial data are credible. These requirements have been incorporated into Phytopharm plc's standard operating procedures and working documentation.

The years highlights

May

First Drug Licensed from Phytopharm's P58 Neurodegeneration Platform

Phytopharm signed a licensing agreement with the leading Japanese pharmaceutical company, Yamanouchi Pharmaceutical Co Ltd, for the development and commercialisation of PYM50028 in Japan and some other Asian countries. Phytopharm received $3 million immediately, followed by a further five milestones totaling $17 million payable over the next 18 months, subject to the achievement of specific objectives. In total, Phytopharm is entitled to $33 million of licence fees and potential milestone payments with respect to the Alzheimer's indication. The markets licenced to Yamanouchi under this agreement constitute approximately 15% of the world pharmaceutical market (source: IMS).

Successful completion of phase I clinical study of treatment for Parkinson's disease

Phytopharm plc announced the successful completion of a phase I clinical study to evaluate the safety, tolerability and pharmacokinetic profile of its orally active synthetic neuroprotective and neuroregenerative product, PYM50028, which is under development as a treatment for a series of neurological disorders, including Parkinson's disease (programme P63). The data indicate that PYM50028 is very well tolerated, with a good emergent safety profile and a linear pharmacokinetic relationship between dose and systemic exposure.

July

Pfizer returns rights of P57

Following the closure of its Natureceuticals group, Pfizer announced the discontinuation of the clinical development of P57 for the treatment of obesity and return the rights to Phytopharm. As a consequence, Phytopharm is now free to licence P57 to other parties.

November

Successful completion of phase Ib study in Alzheimer's and Parkinson's product

Phytopharm announced the successful completion of a phase Ib clinical study of its orally active synthetic neuroprotective and neuroregenerative product, PYM50028, which is under development as a treatment for a range of neurological disorders, including Alzheimer's and Parkinson's diseases (programmes P58 and P63, respectively). Results indicate that the product has absorption and pharmacokinetic characteristics suitable for once-daily dosing and is well tolerated with a good emergent safety profile.

Directors' report

for the year ended 31 August 2003

The directors present their report and the audited financial statements for the year ended 31 August 2003.

Principal activities

The principal activities of the Group remain as last year, and are the investigation and development of medicines derived from plant origins.

Review of the business and future developments

The Group has continued to make good progress across the portfolio of products with the successful completion of a phase Ib clinical study in a range of neurological disorders, including Alzheimer's and Parkinson's diseases, while the on-going multi-centre European study in canine atopic dermatitis remains on target to report at the end of 2003.

On 1 May 2003 the Group announced that it had reached a licensing agreement with Yamanouchi Pharmaceutical Co Ltd for the marketing of its neuroprotective and neuroregenerative product in Japan and some other Asian countries for a total of $33 million in milestones, of which up to $17 million will potentially be payable to Phytopharm over the 18 months following the year end, and royalties on sale. On 30 July 2003 the Group announced that Pfizer Inc would be returning the rights to its appetite suppressant following the closure of the Natureceuticals division within Pfizer. The Group received considerable interest from potential licensees following this announcement, and is in active discussions with selected interested multi-nationals. A full review of the business and future developments is given in the operational review on page 22 and the financial review on page 42.

The directors are satisfied with the progress made across the product portfolio and with the year end position.

Post balance sheet event

There are no post balance sheet events of significance.

Dividends

The directors do not recommend a dividend for the year ended 31 August 2003 (2002: £nil).

Group research and development activities

The Group is heavily committed to research and development activities in order to continue its work in the field of plant based prescription medicines. Such development costs are written off as they are incurred and the charge for the year is shown in note 3 to the financial statements.

Directors

The directors of the company, all of whom have been directors for the whole of the year, except as noted below, are as follows:

Dr R P Dixey
Dr P M Whitney
Dr T H Flanagan
Mr G K G Stevens
Dr D D Rees
Dr S C Loach (resigned 7 July 2003)
Dr G W Chong (appointed 7 July 2003)

Biographical details of the directors are shown below:

Dr R P Dixey

Chief Executive Officer

Dr Richard Dixey (aged 51) has a BA (Hons) in physiological sciences (Oxford, 1973), a PhD in biophysics (London, 1984) and an MSc in history and philosophy of science (London, 1988). He founded the Bioelectronic Research Unit at St Bartholomew's Hospital, London in 1979 and became its director in 1984. In 1990 he became a founding director of Phytopharm Limited and its vice chairman in 1992. In 1994 he became chief executive officer of the company and led its flotation as Phytopharm plc in 1996. In 1989 he founded Chakra Limited, an investment company, of which he remains a director.

Dr G W Chong

Chief Financial Officer and Company Secretary

Dr Wang Chong (aged 38) joined Phytopharm in April this year and was appointed Chief Financial Officer in July. Dr Chong is a physician with over 19 years experience in the healthcare industry. His previous positions have included being a Pharmaceutical analyst at Canaccord Capital and CEO of Osmetech plc. Prior to this he was leader of the UK Healthcare initiatives at Arthur D Little and worked at Glaxo Wellcome plc and SmithKline Beecham plc where he was responsible for corporate and global commercial strategy issues. He holds a medical degree from King's College, London, an MBA from the London Business School, is an Affiliate of the Securities Institute, and a Council member of the Royal Society of Medicine's Pharmaceutical Research & Medicine.

Dr D D Rees

Chief Operating Officer

Dr Daryl Rees (aged 42) joined Phytopharm in June 1999 from University College London where he was a Senior Lecturer in Clinical Pharmacology. Prior to this Dr Rees gained 10 years experience in the discovery and clinical development of medicines as a Senior Scientist at Wellcome and was part of a multi-disciplinary team involved in the discovery of the L-arginine-NO pathway. He is an Honorary Senior Lecturer in the Department of Medicine at University College London, a former Editor of the *British Journal of Pharmacology* and is Chairman of a Local Research Ethics Committee.

Mr G K G Stevens

Non-Executive Chairman

Mr Gordon Stevens MA (Oxon) (aged 77) retired in 1996 as non-executive chairman of WPP plc, the international marketing services group, and as non-executive chairman of Scholl plc, the international foot and leg care company. Prior to those responsibilities his career had been with Unilever plc in international marketing and management where he served on the boards of Unilever plc and Unilever N.V. for twelve years. He was appointed as non-executive chairman on 3 May 1997.

Dr P M Whitney

Non-Executive Deputy Chairman

Dr Paul Whitney (aged 55) has a BSc (Hons) in chemistry (Aston, 1969), a PhD in physical chemistry (Aston, 1972) and an MBA (Cranfield, 1980). From 1996 to 1998 he was chief executive of Sunlife Asset Management Limited. Prior to that he was chief executive of NatWest Investment Management Limited and managing director of NatWest Asset Managers Limited. He is currently chairman and chief executive of Parallel Ventures Managers Limited. He was appointed as non-executive deputy chairman of the company on 1 April 1996.

Dr T H Flanagan

Non-Executive Director

Dr Trevor Flanagan (aged 66) has a BSc (Hons) in biochemistry (Cardiff, 1960) and a PhD in biochemistry (Cardiff, 1963). From 1963 to 1978 he worked at ICI Pharmaceuticals Limited in research project management and as a licensing manager. From 1978 to 1986 he worked for Synthelabo and was responsible for international project management and global regulatory affairs. In 1986 he joined Wellcome Foundation where he was strategic business manager for all therapeutic areas except anti-infectives. In 1995 he established his own pharmaceutical consultancy. He was appointed a non-executive director of the company on 1 April 1996.

There were no contracts of significance with the company or any of its subsidiaries subsisting during or at the end of the financial year in which a director of the company was materially interested.

The interests of directors in the shares and share options of the company at 31 August 2003 are disclosed in the report of the board on remuneration on pages 50 to 53.

Substantial shareholdings

The directors have been advised of the following substantial holdings in the company's issued share capital:

Name of shareholder	% holding
Material interest	
Chakra Ltd	20.5
Invesco Perpetual	10.0
Morstan nominees	3.4
Non-material interest	
Amvescap	26.4

The material holding by Invesco Perpetual is included within the non-material holding by Amvescap.

Save for the above, the company has not been notified, as at 22 December 2003, of any material interest of 3% or more or any non-material interest exceeding 10% of the issued share capital of the company.

Employees

The group places considerable value on the involvement of its employees and seeks to keep them informed on subjects that may affect them including company performance and developments in the scientific and professional fields in which they operate. This is achieved through formal and informal meetings and a monthly edition of a company newsletter. In addition all staff are eligible for a number of benefits including the grant of options.

Employee training and development requirements are assessed through the Group's appraisal process. Additional training is also provided throughout the year as required to enable continuous development. Phytopharm also provides sponsorship for staff development programmes and further qualifications.

The Group is committed to promoting equal opportunities and non-discrimination on all grounds. Our corporate policy is communicated to all members of staff via the Handbook of Company Procedures and full training is given at induction. Applications from disabled persons are always fully considered, bearing in mind the aptitudes of the applicant concerned. In the event of members of staff becoming disabled, every effort is made to ensure that their employment with the group continues and that appropriate training is arranged. The group is committed to ensuring that the training, career progression and promotion of disabled persons should, as far as possible, be identical to that of other employees.

Directors report continued

Creditor payment policy

The Group's current policy concerning the payment of the majority of its trade creditors is to follow the CBI's Prompt Payers Code (copies are available from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DU). For other suppliers, the Group's policy is to:

a) agree the terms of payment with those suppliers when negotiating the terms of each transaction;

b) ensure that those suppliers are made aware of the terms of payment by inclusion of the relevant terms in contracts; and

c) pay in accordance with its contractual and other legal obligations.

The payment policy applies to all payments to creditors for revenue and capital supplies of goods and services without exception. The average credit period (expressed as creditor days) taken during the year was 49 days (2002: 39 days) for the Group and nil days for the company in both years. The average credit period is calculated using the opening and closing trade creditors figure for the year. This year the level of trade creditors increased significantly towards the end of the year and this has resulted in the increase in creditor days shown above.

Environment

Details of the Group's policy towards the environment is detailed on page 43.

Charitable donations

Phytopharm has established a Charity Committee to facilitate charitable donations to community programmes and local charities. During the year the Group made charitable donations of £250 (2002: £nil) to Guide Dogs for the Blind.

Auditors

Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned and on 12 February 2003 the directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the next annual general meeting.

Dr G W Chong

Company Secretary 22 December 2003

Remuneration report of the board of directors

This report has been prepared in accordance with the Directors' Remuneration Regulations 2002 which introduced new statutory requirements for the disclosure of directors' remuneration in respect of periods ending on or after 31 December 2002. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the principles of Good Governance relating to directors' remuneration. As required by the regulations a resolution to approve the report will be proposed at the Annual General Meeting of the company at which the financial statements will be approved.

The regulations require the auditors to report to the company's members on certain parts of the directors' remuneration report and to state whether in their opinion those parts of the report have been properly prepared in accordance with the Companies Act (as amended by the Regulations). The report has therefore been divided into separate sections for audited and unaudited information.

Unaudited information

Remuneration committee

The remuneration committee is comprised exclusively of non-executive directors. They are as follows:

Dr P M Whitney (chairman)

Mr G K G Stevens

Dr T H Flanagan

The company's remuneration committee decides the remuneration policy that applies to executive directors and all of the Group's employees including other senior management.

Remuneration of non-executive directors

The non-executive directors each receive a fee for their services, which is agreed by the board following recommendation by the chairman with the assistance of independent advice concerning comparable organisations and appointments.

Neither the chairman nor the other non-executive directors receive any pension or other benefits from the company.

Remuneration policy for executive directors

The company's remuneration policy for executive directors is to:

- have regard to the directors' experience and the nature and complexity of their work and due regard to directors' remuneration in comparable companies in order to pay a competitive salary that attracts and retains management of the highest quality;
- link individual remuneration packages to the Group's long-term performance through the award of share options and incentive schemes;
- provide post retirement benefits through the Group's pension schemes;.

There are four main elements of the remuneration package (as described below) for executive directors:

- Basic salary
- Benefits in kind
- Share options and incentives
- Pension arrangements

Salaries and benefits

The remuneration committee meets as required in order to consider and set the annual salaries for executive directors, having regard to personal performance and independently compiled salary survey information. The Group operates a performance related bonus scheme for executive directors, senior managers and all other staff. The bonus for each individual depends on the Group achieving performance targets and on the performance of the individual. The bonus is awarded in share options granted after the preliminary announcement and the interim announcement; there was no cash element to the bonus scheme for the year ended 31 August 2003. The performance targets for the Group are derived from the annual budget and are agreed by the board and remuneration committee when the board approves the budget.

The benefits provided to executive directors include the provision of a fully expensed company car, life assurance, permanent health insurance and private medical insurance.

Share option schemes

The Company introduced a new share option plan, comprising three schemes, for 2003, which is open to all members of staff. The first scheme is an Inland Revenue approved scheme, the second is an Enterprise Management Incentive scheme and the third scheme is unapproved. Where possible the Company will grant tax advantaged options. At the end of the three year performance period, the number of options exercisable will be determined by reference to the performance conditions. The directors consider this the most appropriate method of measuring performance at this stage of the company's development where income streams have not stabilised and the company has not yet made a profit. Options granted under the old schemes remain in place.

The company also introduced a performance share plan to provide long-term share incentives to selected senior executives of the Company and its subsidiaries. The remuneration committee will determine awards under the scheme which will vest three years after the date of grant. The vesting of the shares at the end of this period will be determined by reference to the performance conditions.

Pensions

All the executive directors have money purchase pension schemes to which the Company contributes 8% of basic salary.

Performance graph

The following shows the company's performance, measured by total shareholder return compared with the performance of the FTSE Pharmaceuticals & Biotechnology Index also measured by total shareholder return. Total shareholder return looks at the value at 31 August 2003, of £100 invested in the Company on 1 September 1998 compared with the value of £100 invested in the FTSE Pharmaceuticals & Biotechnology Index over the same period.

This index has been selected for this comparison because, in the opinion of the Directors, it is the most appropriate index against which the total shareholder return of the Company should be measured as it is an index of companies in similar market sectors.



700
600
500
400
300
200
100
0
Aug/98
Feb/99
Aug/99
Feb/00
Aug/00
Feb/01
Aug/01
Feb/02
Aug/02
Feb/03
Aug/03
Phytopharm Plc
FTSE Pharmaceuticals & Biotechnology

Source: JcfQuant

Executive directors' contracts

It is the Company's policy that executive directors should have contracts with an indefinite term providing for a maximum period of notice served by the Company or by the director. The details of the directors' contracts are summarised in the table below:

	Date of contract	Notice period
Dr R P Dixey	1 April 1996	12 months
Dr G W Chong	24 November 2003	6 months
Dr D D Rees	22 September 2000	6 months

In the event of early termination, the executive directors' contracts provide for compensation up to a maximum of basic salary for the notice period.

In addition, all executive directors have agreed to retire on attaining the age of 65.

Non-executive directors' contracts

The contracts of service for the non-executive directors can be terminated on not less than 90 days notice by the non-executive director or by the shareholders in general meeting. The contracts of service cannot be terminated by the Company. The board consider this to be satisfactory and are of the opinion that, in certain circumstances, the ability of the company *to remove non-executive* directors from office may be counterproductive.

In addition, one third of all directors are required under the Articles of Association to resign and offer themselves for re-election at each annual general meeting.

Directors' interests in shares

The interests of the directors in the shares of the company at 31 August 2003 were:

	Ordinary shares of 1 pence 31 August 2003	31 August 2002
Dr R P Dixey *	**255,075**	166,500
Dr G W Chong	**416**	416
Mr G K G Stevens	**7,750**	7,750
Dr T H Flanagan	**1,000**	1,000

All directors' interests are beneficially held.

* In addition to these shares, Dr R P Dixey has a beneficial interest in 7,932,000 (2002: 7,932,000) ordinary shares of 1 pence each by virtue of holding 50% of the issued share capital of *Chakra Limited*, which owns 7,932,000 shares in Phytopharm plc.

Apart from the interests disclosed *above no directors were interested* at any time in the year in the share capital of the company or other Group companies.

There has been no change in the interests set out above between 31 August 2003 and 22 December 2003.

Audited information

Directors' detailed emoluments and compensation

Details of individual directors' emoluments for the year are as follows:

	2003					2002	
	Salary & fees	Bonus	Benefits	Pension contributions	Total	Total	Pension contributions
Executive	£	£	£	£	£	£	£
Dr R P Dixey	**160,925**	-	**12,341**	**12,874**	**186,140**	184,511	12,200
Dr G W Chong*	**14,624**	-	**51**	**1,170**	**15,845**	-	-
Dr D Rees	**111,833**	-	**11,613**	**8,947**	**132,393**	118,846	7,912
Dr S C Loach**	**92,894**	-	**24,785**	**5,831**	**123,510**	106,024	6,494
Ms J E Allan***	-	-	-	-	-	109,440	3,255
	380,276	-	**48,790**	**28,822**	**457,888**	518,821	29,861
Non-executive							
Mr G K G Stevens	**30,000**	-	-	-	**30,000**	30,000	-
Dr P M Whitney	**18,333**	-	-	-	**18,333**	15,000	-
Dr T H Flanagan	**18,333**	-	-	-	**18,333**	15,000	-
	66,666	-	-	-	**66,666**	60,000	-
Total	**446,942**	-	**48,790**	**28,822**	**524,554**	578,821	29,861

* From 1 July 2003 to 31 August 2003 ** From 1 September 2002 to 7 July 2003 **** From 1 September 2001 to 5 April 2002

The directors receive certain benefits in kind, principally a car, private medical insurance and permanent health insurance.

Dr S C Loach received £20,000 as an ex gratia payment on leaving the company, which is included under salary and fees, and a company car valued at £10,000 which was *transferred to him on 7 July 2003* and has been included within benefits.

No director waived emoluments in respect of the year ended 31 August 2003 (2002: £nil).

The table below shows gains made by individual directors from the exercise of *share options*.
The gains are calculated as at the exercise date, *although the shares may have been retained*.

	2003 £	2002 £
Ms J E Allan	-	337,295
Dr S C Loach	-	1,293,224
	-	1,630,519

Directors' *interest in share options*

Details of options over shares of the Company held by directors, all of which have been granted at no cost to the directors, are set out below:

	At 31 August 2002	granted during the year	Number of options exercised in the year	lapsed during the year	on resignation	At 31 August 2003	Note*	Exercise price	Date from which exercisable	Expiry Date
Dr R P Dixey	126,600	-	-	126,600	-	-	3	£1.925	24 Apr 01	23 Apr 03
	72,223	-	-	-	-	**72,223**	1b	45p	6 Dec 00	5 Dec 04
	72,222	-	-	-	-	**72,222**	2b	45p	6 Dec 00	5 Dec 04
	144,444	-	-	-	-	**144,444**	3	45p	6 Dec 02	5 Dec 04
	8,564	-	-	-	-	**8,564**	1b	£3.89	15 Dec 02	14 Dec 06
	8,563	-	-	-	-	**8,563**	2b	£3.89	15 Dec 02	14 Dec 06
	17,127	-	-	-	-	**17,127**	3	£3.89	15 Dec 04	14 Dec 06
	8,555	-	-	-	-	**8,555**	1b	£6.575	7 Dec 03	6 Dec 07
	8,555	-	-	-	-	**8,555**	2b	£6.575	7 Dec 03	6 Dec 07
	17,110	-	-	-	-	**17,110**	3	£6.575	7 Dec 05	6 Dec 07
	9,816	-	-	-	-	**9,816**	1b	£4.775	7 Dec 04	6 Dec 08
	9,817	-	-	-	-	**9,817**	2b	£4.775	7 Dec 04	6 Dec 08
	19,634	-	-	-	-	**19,634**	3	£4.775	7 Dec 06	6 Dec 08
	-	24,746	-	-	-	**24,746**	1b	£1.165	6 Dec 05	5 Dec 09
	-	24,745	-	-	-	**24,745**	2b	£1.165	6 Dec 05	5 Dec 09
	-	49,490	-	-	-	**49,490**	3	£1.165	6 Dec 07	5 Dec 09
	-	48,649	-	-	-	**48,649**	4b	£1.425	2 May 05	1 May 13
	523,230	147,630	-	126,600	-	**544,260**				
Dr D D Rees	13,043	-	-	-	-	**13,043**	1a	£2.30	24 Jun 02	23 Jun 09
	6,957	-	-	-	-	**6,957**	1b	£2.30	24 Jun 02	23 Jun 06
	20,000	-	-	-	-	**20,000**	2b	£2.30	24 Jun 02	23 Jun 06
	40,000	-	-	-	-	**40,000**	3	£2.30	24 Jun 04	23 Jun 06
	10,000	-	-	-	-	**10,000**	1b	£3.89	15 Dec 02	14 Dec 06
	10,000	-	-	-	-	**10,000**	2b	£3.89	15 Dec 02	14 Dec 06
	20,000	-	-	-	-	**20,000**	3	£3.89	15 Dec 04	14 Dec 06
	5,704	-	-	-	-	**5,704**	1b	£6.575	7 Dec 03	6 Dec 07
	5,703	-	-	-	-	**5,703**	2b	£6.575	7 Dec 03	6 Dec 07
	11,406	-	-	-	-	**11,406**	3	£6.575	7 Dec 05	6 Dec 07
	7,500	-	-	-	-	**7,500**	1b	£4.60	2 Aug 04	1 Aug 08
	7,500	-	-	-	-	**7,500**	2b	£4.60	2 Aug 04	1 Aug 08
	15,000	-	-	-	-	**15,000**	3	£4.60	2 Aug 06	1 Aug 08
	13,215	-	-	-	-	**13,215**	1b	£4.775	21 May 05	20 May 09
	13,214	-	-	-	-	**13,214**	2b	£4.775	21 May 05	20 May 09
	26,430	-	-	-	-	**26,430**	3	£4.775	21 May 07	20 May 09
	-	33,342	-	-	-	**33,342**	4b	£1.425	2 May 05	1 May 13
	225,672	33,342	-	-	-	**259,014**				

Directors' interests in share options continued

Details of options over shares of the company held by directors are set out below:

	At 31 August 2002	Number of options granted during the year	exercised in the year	lapsed during the year	on resignation	At 31 August 2003	Note*	Exercise price	Date from which exercisable	Expiry Date
Dr G W Chong	-	60,808	-	-	-	60,808	4b	£2.30	2 May 05	1 May 13
	-	60,808	-	-	-	60,808				
Dr S C Loach	16,279	-	-	16,279	-	-	3	£1.925	24 Apr 01	24 Apr 03
	75,833	-	-	-	75,833	-	3	45p	6 Dec 02	5 Dec 04
	4,885	-	-	-	4,885	-	1b	£3.89	15 Dec 02	14 Dec 06
	4,884	-	-	-	4,884	-	2b	£3.89	15 Dec 02	14 Dec 06
	9,768	-	-	9,768	-	-	3	£3.89	15 Dec 04	14 Dec 06
	1,518	-	-	-	1,518	-	1b	£6.575	7 Dec 03	6 Dec 07
	1,518	-	-	-	1,518	-	2b	£6.575	7 Dec 03	6 Dec 07
	3,036	-	-	3,036	-	-	3	£6.575	7 Dec 05	6 Dec 07
	3,141	-	-	3,141	-	-	1a	£4.775	7 Dec 04	6 Dec 11
	1,039	-	-	1,039	-	-	1b	£4.775	7 Dec 04	6 Dec 08
	3,141	-	-	3,141	-	-	2a	£4.775	7 Dec 04	6 Dec 11
	1,040	-	-	1,040	-	-	2b	£4.775	7 Dec 04	6 Dec 08
	8,361	-	-	8,361	-	-	3	£4.775	7 Dec 04	6 Dec 08
	-	2,928	-	2,928	-	-	1b	£1.165	6 Dec 05	5 Dec 09
	-	2,927	-	2,927	-	-	2b	£1.165	6 Dec 05	5 Dec 09
	-	5,854	-	5,854	-	-	3	£1.165	6 Dec 07	5 Dec 09
	134,443	11,709	-	57,514	88,638	-				
Total	**883,345**	**253,489**	-	**184,114**	**88,638**	**864,082**				

The shares lapsed during the year for Dr S C Loach includes 41,235 shares which lapsed on his resignation.

* *Further details of the terms of the share option schemes are contained in note 21 to the financial statements under the note reference in the above table.*

Directors' interests in the long-term incentive plan

	At 31 August 2002	Number of options granted during the year	market price at date of grant	exercised in the year	lapsed during the year	At 31 August 2003	Note*	Exercise price	Date from which exercisable	Expiry Date
Dr D D Rees	-	300,000	£1.165	-	-	300,000	5	£0.01	6 Dec 05	5 Jun 06
Dr W Chong	-	50,000	£2.965	-	-	50,000	5	£0.01	7 Jul 06	6 Jan 07
Total	-	350,000	-	-	-	350,000				

* Further details of the terms of the share option schemes are contained in note 21 to the financial statements under the note reference in the above table.

The market price of the Company's shares at the end of the financial year was 191 pence (31 August 2002: 220 pence) and the range of market prices during the year was between 66 pence and 296.5 pence.

Approval

This report was approved by the board of directors on 22 December 2003 and signed on its behalf by:

Dr P M Whitney
Chairman of the remuneration committee
22 December 2003

Corporate governance

The Combined Code

The directors are accountable to shareholders for the good corporate governance of the Group and seek to *uphold and report on* compliance with current best practice in Corporate Governance.

In accordance with the Combined Code on Corporate Governance *appended by the* Financial Services Authority to the Listing Rules, this Corporate Governance report and the Report of the board on remuneration *sets out how the principles of good governance* described in the Combined Code have been applied to the Group throughout the financial year.

The board of directors

The board is chaired by Mr G K G Stevens and meets for regular business six times a year. In addition, further meetings are held if circumstances require. The board has agreed a schedule of items that are specifically reserved for its consideration. The board is *responsible for the* overall direction and strategy of the Group and for securing the optimum performance from Group assets.

The board of directors consists of three executive and three non-executive directors. Dr T H Flanagan is the senior non-executive director. Biographies of the directors are set out on pages 46 to 47. *None of the non-executive* directors are involved in the day to day running of the Group's business and, after reviewing their respective shareholdings and business *interests notified to the Company,* the board considers that they are independent of the Company. Details of the directors' shareholdings are shown on page 52.

The board has established procedures to allow individual directors to seek independent professional advice at the Company's expense for the furtherance of their duties, *and all directors have access to the* services of the Company Secretary. Newly appointed directors receive a comprehensive introduction to the Group's business as well as information on their responsibilities and role as a director of the Company.

The board has established the following committees:

Audit committee

The audit committee comprises Dr P M Whitney, Dr T H Flanagan and Mr G K G Stevens and is chaired by Dr P M Whitney. It meets as required and assists *the board in ensuring that the Group's published* financial statements give a true and fair view and in securing reliable internal financial information for decision making. *It also reviews the* suitability and effectiveness of the Group's internal controls. The committee reviews the findings of the external auditors and reviews key accounting policies and judgements. The Group has a Quality Assurance manager but does not have an internal financial audit *function. The board considers* that this is appropriate at this time given the size of the Group.

Remuneration committee

The remuneration committee comprises Dr P M Whitney, Dr T H Flanagan and Mr G K G Stevens and is chaired by Dr P M Whitney. It meets as required and is responsible for making recommendations to the board on remuneration policy for all members of staff and executive directors. The policy recommendations *include setting* salary scales, and approving the format and range of incentive payments and share option grants to all staff. Remuneration of non-executive directors is under the control of the executive directors.

Nomination committee

On the 6 August 2002 the board resolved to appoint a nomination committee. The nomination committee comprises Dr T H Flanagan, Dr P M Whitney and Mr G K G Stevens. *Dr T H Flanagan was appointed* chairman.

Relationship with shareholders

The Company is committed to maintaining good relations with its shareholders and reports formally to shareholders on a six monthly basis through *the provision of interim and annual reports.* In addition, the Group keeps shareholders informed of significant events for the Group during the year by issuing press releases. *The Group also* maintains communication by making presentations during the year to institutional shareholders on request and to all shareholders through the company's website www.phytopharm.com. This contains information on all of the Company's products and all financial reports *and press releases issued by* the Company. Details of the current share price and historic share price performance are also included.

Annual general meetings

The principal forum *for discussion with shareholders is the annual* general meeting. Formal notification together with an explanation of each proposed resolution is sent to shareholders *at least twenty* working days in advance of the meeting. At the meeting the board provides a summary of the year's events after which all the directors are available to answer questions from shareholders. During the meeting all shareholders present are informed of the proxy votes cast *for and against each resolution.*

Internal controls

The board acknowledges that it is responsible for the Group's system of internal control and *for regularly reviewing its effectiveness.* However, the board acknowledges that such a system can only provide reasonable and not absolute assurance against material misstatement or loss, as it is designed to manage rather than eliminate the risk of failure to achieve business objectives.

The key procedures that the board *have established are designed to* provide effective internal controls within the Group and comply with the Internal Control Guidance for Directors on the Combined Code issued by the Institute of Chartered Accountants in England and Wales. There is an ongoing process for identifying and managing significant risks faced by the Group which has been in place throughout the year.

The group's *key internal control procedures include the following:*

Control environment

The Group's control environment is the responsibility of the Group's directors and managers at *all levels. The Group's organisational* structure has clear lines of reporting and responsibility. Regular project reviews are held to review progress against plan for each project. These Groups report monthly to a management Group comprising the executive directors and key senior managers to compare progress against plan for the business as a whole. Overall control of the business rests with the board of directors.

Risk identification and evaluation

Regular assessments of ongoing risks facing the business are undertaken as part of the project reviews and monthly management Group meetings in the key areas *such as management of working* capital, compliance, legal and operational issues.

Operational controls

Manufacturing

All supplies of pharmaceutical products manufactured on behalf of Phytopharm are produced in accordance with Good Manufacturing Practice (GMP) which ensures that the products are manufactured consistently to the appropriate quality standards. The company also *has a number of plantations operating* under Good Agricultural Practice (GAP) to ensure that raw material supply is consistently controlled and of appropriate quality.

Pre-clinical studies

Key pre-clinical studies to determine the safety and efficacy of new products are conducted in accordance with Good Laboratory Practice (GLP) at contractors who operate under those regulations. Each contractor is visited by our Quality Assurance *auditor to assess* compliance with GLP prior to commencing studies.

Clinical studies

All clinical studies carried out by the Group are in accordance with Good Clinical Practice (GCP). This ensures that the health and well being *of the subjects is carefully monitored during* the study and that the data gathered is complete and reliable. These procedures are subject to audit, either by our Quality Assurance *manager or a third* party.

Financial controls

Financial reporting.

Budgets and long term *forecasts are prepared annually to allow* management to monitor the key business and financial risks. Further, more frequent, forecasts are prepared if circumstances require. The budgets are reviewed and approved by the board prior to adoption by the company. Management accounts are prepared on a monthly basis and performance against budget is analysed in detail and reported on monthly.

Control procedure

The Group has established detailed policies, and accounting and administrative procedures are in place covering all significant areas and key systems. These include formal authorisation procedures for the transfer of funds, capital expenditure and recruitment. Any *commitment* of expenditure requires documentary approval which is subject to prescribed limits of authority. Any major expenditure or *commitment including the appointment* of senior members of staff requires board approval.

Compliance

The Group has established a series of standard operating procedures (SOPs) covering the operations of the business, including the operation of review meetings and the dissemination of information externally to the business. These SOPs are designed to ensure compliance with the agreed internal procedures of the Group and *external* regulations where appropriate. All SOPs are reviewed on a regular basis and updated where necessary by the relevant group or *department under the control of the* Quality Assurance manager.

Going concern

The directors have a reasonable expectation that the Group and the company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Group's financial statements.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements *for* each financial year that give a true and fair view of the state of affairs of the company and the Group and of the profit or loss of the Group for that period.

In preparing those financial statements the directors are required to:

- Select suitable accounting policies and then apply them consistently.
- Make judgements and estimates that are reasonable and prudent.
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.
- Prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group *will continue in* business.

The directors confirm that they have complied with the above requirements in preparing the financial *statements.*

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial *position of the* Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. *They are also responsible for safeguarding* the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the Company's website. Uncertainty regarding legal requirements for the preparation and *dissemination of financial statements is compounded* as information published on the internet is accessible in many countries with differing legal requirements *relating to this.*

Statement of compliance

The board has carried out a review of its corporate governance procedures during the year and is pleased to confirm that the Group complies with the provisions of the Combined Code with the following exception:

Provision A.6.1 recommends that non-executive *directors should be* appointed for specified terms subject to re-election and to Companies Act provisions relating to the removal of a director. The service contracts for the non-executive directors are not fixed term, and can only be terminated by the non-executive director on giving 90 days notice or by the shareholders in general meeting. The board consider this to be satisfactory and are of the opinion that, in certain circumstances, *the ability of the Company to remove non-executive* directors from office may be counterproductive.

By order of the board

Dr G W Chong
Company Secretary
22 December 2003

Independent auditors' report to the members of Phytopharm plc

We have audited the financial statements which comprise the consolidated profit and loss account, the reconciliation of movements in Group shareholders' funds, the consolidated and the company balance sheets, the consolidated cash flow statement and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report ('the auditable part').

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in whose hands it may come save where expressly agreed by our consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding the directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report, the unaudited part of the directors' remuneration report, the chairman's statement, the operating review, the financial review and the corporate governance statement.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the group at 31 August 2003 and of the loss and cash flows of the group for the year then ended;
- The financial statements have been properly prepared in accordance with the Companies Act 1985; and
- Those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Cambridge
12 January 2004

Consolidated profit and loss account

for the year ended 31 August 2003

	Notes	2003 £	2002 £
Turnover	2	**2,426,654**	2,714,486
Net operating expenses	3	**(8,380,956)**	(7,026,901)
Operating loss		**(5,954,302)**	(4,312,415)
Interest receivable and similar income		**277,336**	477,949
Interest payable and similar charges	6	**(4,451)**	(3,960)
Loss on ordinary activities before taxation	7	**(5,681,417)**	(3,838,426)
Tax credit on loss on ordinary activities	8	**378,099**	553,908
Loss for the financial year	22	**(5,303,318)**	(3,284,518)
Basic and diluted loss per ordinary share (pence)	10	**(13.7)**	(8.5)
IIMR loss per share (pence)	10	**(13.7)**	(8.4)

All revenues and expenses shown above were generated from continuing operations.

The Group has no recognised gains or losses other than those included in the losses above, and therefore no separate statement of total recognised gains and losses has been presented.

Reconciliation of movements in Group shareholders' funds

for the year ended 31 August 2003

	Notes	2,003 £	2,002 £
Loss for the financial year	22	**(5,303,318)**	(3,284,518)
New share capital issued	20	**84,060**	477,644
Share option compensation charge	5	**31,470**	-
Net decrease in shareholders' funds		**(5,187,788)**	(2,806,874)
Opening shareholders' funds		**10,284,672**	13,091,546
Closing shareholders' funds		**5,096,884**	10,284,672

Consolidated and company balance sheets

at 31 August 2003

	Notes	Group 2003 £	Group 2002 £	Company 2003 £	Company 2002 £
Fixed assets					
Tangible assets	11	161,925	240,975	-	-
Investments	12	-	-	205,800	205,800
		161,925	240,975	205,800	205,800
Current assets					
Stocks	13	42,751	-	-	-
Debtors: amounts falling due after one year	14	-	-	26,751,296	23,056,549
Debtors: amounts falling due within one year	14	1,094,549	2,843,394	16,132	24,106
Cash held on deposit as short term investments	15	5,131,552	8,831,259	5,131,552	8,831,259
Cash at bank and in hand		481,603	322,524	181,238	283,050
		6,750,455	11,997,177	32,080,218	32,194,964
Creditors: amounts falling due within one year	16	(1,815,496)	(1,953,480)	(86,096)	(63,910)
Net current assets		4,934,959	10,043,697	31,994,122	32,131,054
Total assets less current liabilities		5,096,884	10,284,672	32,199,922	32,336,854
Net assets		5,096,884	10,284,672	32,199,922	32,336,854
Capital and reserves					
Called up share capital	20	387,852	386,105	387,852	386,105
Share premium account	22	31,808,399	31,726,086	31,312,992	31,230,679
Merger reserve	22	(204,211)	(204,211)	-	-
Profit and loss account	22	(26,895,156)	(21,623,308)	499,078	720,070
Equity shareholders' funds		5,096,884	10,284,672	32,199,922	32,336,854

The financial statements *comprising the consolidated profit and loss* account, the reconciliation of movements in Group shareholders' funds, consolidated and company balance sheets, consolidated cash flow statement and related notes, were approved by the board of directors on 22 December 2003 and were signed on its behalf by:

Dr G W Chong
Chief Financial Officer

Consolidated cash flow statement

for the year ended 31 August 2003

	Notes	2003 £	2002 £
Net cash outflow from continuing operating activities	25	(3,938,176)	(5,361,587)
Returns on investments and servicing of finance			
Interest received		277,336	477,949
Interest paid on finance leases		(321)	(3,960)
Other interest paid		(4,130)	-
Net cash inflow from returns on investments and servicing of finance		272,885	473,989
Taxation			
UK corporation tax credit received		276,954	224,209
Foreign tax paid		(200,000)	-
Net cash inflow from taxation		76,954	224,209
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(85,547)	(140,421)
Sale of tangible fixed assets		57,467	13,167
Net cash outflow for capital expenditure		(28,080)	(127,254)
Cash outflow before use of liquid resources and financing		(3,616,417)	(4,790,643)
Management of liquid resources			
Decrease in cash held on short-term deposit	24	3,699,707	3,836,913
Financing			
Proceeds from exercise of share options		84,060	477,644
Repayment of principal under finance leases		(8,271)	(55,515)
Net cash inflow from financing		75,789	422,129
Increase/(decrease) in cash	24	159,079	(531,601)

Reconciliation to cash

for the year ended 31 August 2003

	2003 £	2002 £
Cash at 1 September	322,524	854,125
Increase/(decrease) in cash	159,079	(531,601)
Cash at 31 August	481,603	322,524

Notes to the financial statements

for the year ended 31 August 2003

1 Principal accounting policies

These financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important Group accounting policies, which have been applied consistently and which the directors consider to be the most appropriate, is set out below. The financial statements are prepared in accordance with the historical cost convention.

Basis of consolidation

The acquisition by the company's subsidiary, Phytotech Limited (formerly Phytopharm Limited), of Phytodevelopments Limited on 21 March 1996 has been accounted for as a merger in the consolidated financial statements, and all transactions between the two companies have been eliminated.

On 3 April 1996 the Group structure was reorganised and a new holding company established by way of a share exchange. This has been accounted for as a merger in the consolidated accounts, and all transactions within the Group have been eliminated.

Share option compensation charge

Under the provisions of Urgent Issues Task Force (UITF) Abstract 17, "Employee Share Schemes", a charge has been made to the profit and loss account with a corresponding credit to reserves for the difference between the market value at the date of grant and the exercise price of the options granted. The effect of uncertainty as to whether any performance criteria will be met has been dealt with by estimating the number of shares that may in due course be issued. The charge has been spread over the period to which any performance criteria relate.

Financial instruments

The Group's financial instruments comprise cash and short term investments, trade debtors and trade creditors that arise directly from operations, and finance leases.

Tangible fixed assets

The cost of tangible fixed assets is their purchase cost, together with any incidental expenses of acquisition.

Depreciation is calculated so as to write off the cost of tangible fixed assets, less their estimated residual values, on a straight line basis over the expected useful economic lives of the assets concerned. The principal rates used for this purpose are:

Plant and machinery	20%
Computer equipment	33%
Fixtures and fittings	20%
Motor vehicles	25%

Leasehold improvements are amortised over the length of the lease.

Research and development expenditure

Expenditure on research and development is written off as incurred.

Finance and operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term. Where fixed assets are financed by leasing agreements, which transfer to the company substantially all the benefits and risks of ownership, the assets are treated as if they had been purchased outright and included in tangible fixed assets. The capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit in proportion to the reducing capital element outstanding. Assets held under finance leases are depreciated over the shorter of the lease term and the useful lives of equivalent owned assets.

Foreign currencies

Transactions denominated in foreign currencies are translated into sterling at actual rates of exchange ruling at the date of transaction. Monetary assets and liabilities expressed in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year. All foreign currency exchange differences are taken to the profit and loss account in the year in which they arise.

Turnover

Turnover, which excludes value added tax, represents the invoiced value of goods and services supplied.

Amounts received or receivable in respect of research and development contracts, collaborative research agreements, licence fees or milestone payments are recognised as turnover when the licence rights are granted or the specific conditions stipulated in the agreements have been satisfied

Cost of sales and operating expenses

Cost of sales comprises the proportion of milestone and royalty income earned by the Group and due to third parties under licence agreements and the direct cost of goods sold. All research and development costs, whether funded by third parties under licence and development agreements or not, are included within operating expenses and classified as research and development costs.

Deferred taxation

Provision is made for deferred tax liabilities and assets, using full provision accounting, otherwise known as the incremental liability method, when an event has taken place by the balance sheet date which gives rise to an increased or reduced tax liability in the future in accordance with Financial Reporting Standard (FRS) 19 "Deferred Tax". Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis. Deferred tax assets are recognised to the extent that they are regarded as recoverable.

Pension costs

The Group contributes a percentage of employees' gross salary costs to defined contribution money purchase schemes. Employees may opt out of the State scheme if they wish. The pension costs charged against profit represent the amount of contributions payable to the pension schemes in respect of the accounting period.

The Group provides no other post retirement benefits to its employees.

Provisions

In accordance with the provisions of Urgent Issues Task Force Abstract 25 ('National Insurance Contributions on Share options'), a provision is made based on the current employer's National Insurance rate applied to the difference between the market value of the shares under option and the option exercise price at the balance sheet date. The provision is charged to the profit and loss account over the period in which the share options vest.

Stock

Raw materials are stated at the lower of cost and net realisable value. Costs represent direct materials and production overheads.

Short term investments

Bank deposits which are not repayable on demand without any penalty are treated as short term investments in accordance with FRS 1 (revised) "Cash flow statements". Movement in such investments is included under "management of liquid resources" in the cash flow statement.

2 Analysis of turnover

All turnover originated in the United Kingdom.

	2003 £	2002 £
By business activity		
Licensing and development	2,426,654	2,714,486
	2,426,654	2,714,486
Destination by geographical area		
North America	420,000	2,714,486
Asia	2,006,654	-
	2,426,654	2,714,486

3 Cost of sales and other operating income and expenses

	2003 £	2002 £
Continuing operations		
Research and development	7,227,930	6,002,483
Administrative expenses	1,153,026	1,024,418
	8,380,956	7,026,901

4 Directors' emoluments

	2003 £	2002 £
Aggregate emoluments	465,732	495,915
Compensation for loss of office	30,000	53,045
Contributions to money purchase pension schemes	28,822	29,861
	524,554	578,821

The aggregate net gains on share options made during the year, calculated on the date the options were exercised using the market value on that date, was £nil (2002: £1,630,519).

Detailed disclosures of directors' individual remuneration and share options are given in the report of the board on remuneration on pages 50 to 55.

All the executive directors, comprising three this year and four last year, have retirement benefits accruing to them from money purchase pension schemes in respect of qualifying services.

Fees and other emoluments (excluding pension contributions) payable to the highest paid director are as follows:

	2003 £	2002 £
Aggregate emoluments	173,266	173,211
Contributions to money purchase pension schemes	12,874	12,200
	186,140	185,411

5 Employee information

The average monthly number of persons (including executive directors) employed during the year was:

	2003 Number	2002 Number
Administration	8	9
Research and development	26	26
	34	35

	2003 £	2002 £
Staff costs (for the above persons):		
Wages and salaries	1,414,481	1,332,355
Social security costs	169,916	144,731
Other pension costs	96,621	82,906
Share option compensation charge	31,470	-
	1,712,488	1,559,992

6 Interest payable and similar charges

	2003 £	2002 £
On finance leases and hire purchase contracts	321	3,960
Other interest payable	4,130	-
	4,451	3,960

Notes to the financial statements continued

7 Loss on ordinary activities before taxation

	2003 £	2002 £
Loss on ordinary activities before taxation is stated after charging:		
Depreciation charge for the year:		
Tangible owned fixed assets	89,234	95,623
Tangible assets held under finance leases	16,744	28,457
Loss on disposal of fixed assets	1,152	9,158
Auditors' remuneration for statutory audit (company £19,720, 2002: £14,500)	24,733	19,000
Auditors' remuneration for audit-related regulatory reporting	5,000	2,000
Auditors' remuneration for tax compliance services	17,443	8,553
Auditors' remuneration for tax advisory services	5,250	-
Operating lease charges:		
Plant and machinery	39,564	14,773
Other assets	59,000	56,800

8 Tax on loss on ordinary activities

	2003 £	2002 £
Current tax:		
UK corporation tax credit on loss for the year	578,099	553,908
Foreign Tax	(200,000)	-
Current tax credit on loss on ordinary activities	378,099	553,908

Foreign tax relates to the 10% Japanese withholding tax suffered on the £2 million income from Yamanouchi.

There is no corporation tax charge because of the incidence of tax losses (2002: £nil). The company has taken advantage of the Research and Development corporation tax credits introduced in the Finance Act 2000 whereby a company may surrender corporation tax losses incurred on research and development expenditure for a corporation tax refund at the rate of 24 pence in the pound of actual spend.

Factors affecting the current tax credit for the year

	2003 £	2002 £
Loss on ordinary activities before tax	(5,681,417)	(3,838,426)
Loss on ordinary activities multiplied by the standard rate for research and development tax credits of 16% (2002: 16%)	(909,027)	(614,148)
Effect of:		
Difference between depreciation and capital allowances	9,399	(19,067)
Adjustment in respect of 30% tax rate relating to non research and development company	-	(5,347)
Short term timing differences	655	(874)
Expenses not deductable for tax purposes	(25,155)	10,134
Enhanced research and development expenditure	(346,584)	(213,747)
Carried forward losses	692,613	289,141
Foreign tax	200,000	-
Current tax credit for the year	(378,099)	(553,908)

9 Loss for the financial year

As permitted by section 230 of the Companies Act 1985, the parent company's profit and loss account has not been included in these financial statements. The parent company's loss for the year to 31 August 2003 was £220,992 (2002 £38,193).

10 *Loss per ordinary share*

The calculation of basic and diluted earnings per share on the net basis is based on the loss on ordinary activities after taxation, namely £5,303,318 (2002: £3,284,518) and on 38,671,689 (2002: 38,480,633) ordinary shares, being the weighted average number of ordinary shares in issue and ranking for dividend during the year.

A further measure of earnings per share has been recommended by the Institute of Investment Management and Research (the *'IIMR') for adoption* by financial analysts. This measure, known as headline earnings, adjusts *standard earnings per share* to eliminate capital items only. IIMR headline loss per share is set out below:

	2003 pence per share	2002 pence per share
Loss per share	(13.7)	(8.5)
Less *IIMR adjustments*		
Provision against fixed asset investments	-	0.1
IIMR loss per share	(13.7)	(8.4)

11 Tangible fixed assets

Group	Short leasehold £	Computer *equipment* £	Motor vehicles £	Plant and machinery £	Fixtures and fittings £	Total £
Cost						
At 1 September 2002	3,363	233,496	270,110	13,884	109,410	630,263
Additions	-	55,322	24,375	5,234	616	85,547
Disposals	-	(18,838)	(202,624)	-	-	(221,462)
At 31 August 2003	**3,363**	**269,980**	**91,861**	**19,118**	**110,026**	**494,348**
Depreciation						
At 1 September 2002	3,363	140,384	142,567	8,940	94,034	389,288
Charge for year	-	59,537	39,388	1,895	5,158	105,978
Disposals	-	(18,133)	(144,710)	-	-	(162,843)
At 31 August 2003	**3,363**	**181,788**	**37,245**	**10,835**	**99,192**	**332,423**
Net book value						
At 31 August 2003	-	**88,192**	**54,616**	**8,283**	**10,834**	**161,925**
Net book value						
At 31 August 2002	-	93,112	127,543	4,944	15,376	240,975

The net book values of tangible fixed assets held under finance leases and hire purchase contracts included in the above figures are as follows:

	2003 £	2002 £
Motor vehicles	-	27,366
	-	27,366

Company

The Company has no tangible fixed assets.

Notes to the financial statements continued

12 Fixed asset investments

	Group 2003 £	Group 2002 £	*Company* 2003 £	*Company* 2002 £
Shares in group undertakings				
At 1 September and 31 August	-	-	*205,800*	*205,800*
Other investments				
At 1 September	-	30,098	-	30,098
Provision for impairment in value	-	(30,098)	-	(30,098)
At 31 August	-	-	-	-
Total fixed asset investments	-	-	**205,800**	**205,800**

Interests in group undertakings

Name of undertaking	Country of incorporation	Description of shares held	Proportion of voting rights and nominal value of issued shares held by Group %	Company %
Phytotech Limited	England and Wales	Ordinary 10 pence shares	100	100
Phytodevelopments Limited	England and Wales	Ordinary £1 shares	100	-

Both the above companies have been included in these financial statements and operated principally in their country of *incorporation or registration.*

The principal business activities of these subsidiary undertakings are:

Phytotech Limited - research and development of plant based medicines

Phytodevelopments Limited - dormant

13 *Stock*

	Group 2003 £	Group 2002 £
Raw materials *and consumables*	42,751	-
	42,751	-

The company has no stock.

14 Debtors

	Group 2003 £	Group 2002 £	Company 2003 £	Company 2002 £
Amounts falling due after one year				
Amounts owed from group undertakings	-	-	26,751,296	23,056,549
Amounts falling due within one year				
Trade debtors	521	2,042,962	-	-
Other debtors	132,002	160,858	3,998	1,552
Corporation tax recoverable	855,053	553,908	-	-
Prepayments and accrued income	106,973	85,666	12,134	22,554
	1,094,549	2,843,394	16,132	24,106
	1,094,549	2,843,394	26,767,428	23,080,655

There are no fixed terms in respect of amounts owed by subsidiary undertakings. These are non-interest bearing and unsecured.

15 Cash held on deposit as short term investments

	Group 2003 £	Group 2002 £	Company 2003 £	Company 2002 £
Cash held on deposit as short term investments	5,131,552	8,831,259	5,131,552	8,831,259

The company holds its excess cash reserves *in a combination of fixed interest* accounts and fixed term money market deposits.

At 31 August 2003 and 31 August 2002 these did not exceed three months in duration.

16 Creditors: amounts falling due within one year

	Group 2003 £	Group 2002 £	Company 2003 £	Company 2002 £
Obligations under finance leases	-	8,271	-	-
Trade creditors	978,643	766,646	15,963	654
Other creditors	1,161	752	-	-
Other taxation and social security	55,870	43,752	-	-
Accruals and deferred income	779,822	1,134,059	70,133	63,256
	1,815,496	1,953,480	86,096	63,910

Included within other creditors for the Group is an amount of £1,161 (2002: £752) relating to pensions creditors.

Notes to the financial statements continued

17 Provisions

Provision for employer's National Insurance on share option gains

There is no provision for *employer's National* Insurance on share option gains at the year end as the option price of the share options granted after 5 April 1999 under the 1996 share option scheme is greater than the market value of the shares under option. All options granted under the 2003 share option schemes have transferred the liability for National Insurance to the employee.

Deferred taxation

No deferred tax asset *has been recognised in the* financial statements on the grounds of the future uncertainty regarding its utilisation. The analysis of unprovided deferred tax assets is as follows:

	Group 2003 £	Group 2002 £	Company 2003 £	Company 2002 £
Amount not recognised				
Tax effect of timing differences because of:				
Excess of tax allowances over depreciation	228,706	163,568	2,470	-
Accumulated losses	6,756,577	5,502,612	112,240	1,782
Other	3,399	1,431	-	-
	6,988,682	5,667,611	114,710	1,782

18 Financial instruments

The Group's objectives in using financial instruments are to maximise the returns of funds held on deposit, to conserve cash resources by entering financing arrangements for the acquisition of major capital assets, to minimise exchange rate risk where appropriate, and to generate *additional* cash resources through the issue of shares *when market conditions are appropriate.*

These objectives, *policies and strategies are* consistent with those of previous years. The balance sheet positions at 31 August 2003 and 2002 are not representative of the positions throughout the year as cash and short-term investments fluctuate considerably depending on when milestone receipts have occurred.

Short term debtors and creditors *have been excluded from the following* disclosures as permitted by the Financial Reporting Standard 13 "Derivatives and other financial instruments".

Interest rate risk profile of the Group's financial assets

With the exception of a nominal amount held in South African Rand the Group held all cash, bank and deposits in *Sterling accounts with UK banks.* Interest rates on current accounts *are floating and are based on* LIBID, while interest rates on term deposits are fixed for the duration of deposit and earned interest between 3.50% and 3.95% in the year ended 31 August 2003.

Interest rate risk profile of the Group's financial liabilities

The group's liabilities, other than short term creditors, which are excluded as above, were all in Sterling at fixed rates *of interest and were in respect* of lease agreements *for the purchase of capital assets. These* leases were all repaid in the year.

Currency risk profile

The Group had no significant commitments in foreign currencies throughout the year.

Borrowing facilities

The Group had no borrowing facilities at 31 August 2003 (2002: £nil).

Fair values

There is no material *difference between the fair value and* the carrying values of the financial instruments referred to above, because of the short maturity period of these financial instruments.

Credit risk

The financial instruments that subject the Group to a potential credit risk comprise principally of cash and short term investments. The Group's policy is to minimise this risk by placing these deposits with institutions *with a recognised high rating,* or with one of the major clearing banks.

19 Pension and similar obligations

The Group operates a number of defined contribution pension schemes for employees. The assets of the schemes are held separately from those of the Group in independently administered funds. The pension cost represents contributions paid and payable by the Group to the funds and amounted to £96,621 (2002: £82,906).

20 Called-up share capital

	2003 £	2002 £
Authorised		
50,000,000 (2002: 50,000,000) ordinary shares of 1p each	**500,000**	500,000
Allotted, called-up and fully paid		
38,785,218 (2002: 38,610,530) ordinary shares of 1p each	**387,852**	386,105

During the year 174,688 shares were issued for cash consideration of £84,060. The nominal value of these shares was £1,747.

21 Options over shares of Phytopharm plc

As noted in the Report to the board on remuneration the company's share option schemes are open to all employees. The company makes a grant of share options to all employees on joining the company and then further grants of share options following the preliminary announcement depending on individual performance. This policy leads to a number of small grants of options as shown in the tables below. Performance criteria must be satisfied before share options can be exercised and these are detailed below. In addition the company has a long-term incentive scheme under which long-term share incentives may be granted to selected senior executives.

Options have been granted for 1p ordinary shares as follows:

	Number	Number
At 1 September	**1,873,858**	2,124,095
Granted	**1,298,773**	293,363
Exercised	**(174,688)**	(418,715)
Lapsed	**(489,985)**	(124,885)
At 31 August	**2,507,958**	1,873,858

21 Options over shares of Phytopharm plc continued

At 31 August 2003 the outstanding share scheme options and long-term incentive options are shown below. These have been analysed according to the exercise criteria detailed below.

Number outstanding 31/8/03	Note	Date Granted	Exercise Price	Option exercisable From	To	Currently exercisable
4,000	1a	24/4/96	£1.925	24/4/99	23/4/06	4,000
72,223	1b	6/12/97	45p	6/12/00	5/12/04	72,223
13,043	1a	23/6/99	£2.30	23/6/02	22/6/09	13,043
6,957	1b	23/6/99	£2.30	23/6/02	22/6/06	6,957
12,987	1a	20/9/99	£2.31	20/9/02	19/9/09	12,987
7,013	1b	20/9/99	£2.31	20/9/02	19/9/06	7,013
7,500	1a	6/12/99	£2.915	6/12/02	5/12/09	7,500
14,069	1a	15/12/99	£3.89	15/12/02	14/12/09	14,069
24,439	1b	15/12/99	£3.89	15/12/02	14/12/06	24,439
3,352	1a	17/4/00	£4.475	17/4/03	16/4/10	3,352
1,648	1b	17/4/00	£4.475	17/4/03	16/4/07	1,648
3,571	1a	20/4/00	£4.20	20/4/03	19/4/10	3,571
5,179	1b	20/4/00	£4.20	20/4/03	19/4/07	5,179
2,500	1a	2/5/00	£4.40	2/5/03	1/5/10	2,500
3,135	1a	12/6/00	£4.785	12/6/03	11/6/10	3,135
1,865	1b	12/6/00	£4.785	12/6/03	11/6/07	1,865
2,177	1a	18/9/00	£6.89	18/9/03	17/9/10	-
2,073	1b	18/9/00	£6.89	18/9/03	17/9/07	-
4,088	1a	7/12/00	£6.575	7/12/03	6/12/10	-
27,228	1b	7/12/00	£6.575	7/12/03	6/12/07	-
1,473	1a	7/3/01	£6.00	7/3/04	6/3/11	-
7,500	1b	1/8/01	£4.60	1/8/04	31/7/08	-
2,938	1a	21/8/01	£4.68	21/8/04	20/8/11	-
1,342	1a	4/9/01	£4.66	4/9/04	3/9/11	-
12,796	1a	6/12/01	£4.775	6/12/04	5/12/11	-
22,919	1b	6/12/01	£4.775	6/12/04	5/12/08	-
1,085	1a	31/12/01	£5.42	31/12/04	30/12/11	-
1,559	1a	4/3/02	£5.62	4/3/05	3/3/12	-
1,629	1a	3/4/02	£4.84	3/4/05	2/4/12	-
758	1a	16/4/02	£4.95	16/4/05	15/4/12	-
13,215	1b	21/5/02	£4.775	21/5/05	20/5/09	-
450	1a	2/7/02	£4.500	2/7/05	1/7/12	-
57,602	1a	6/12/02	£1.165	6/12/05	5/12/12	-
76,648	1b	6/12/02	£1.165	6/12/05	5/12/09	-
420,961						183,481

21 Options over shares of Phytopharm plc continued

Number outstanding 31/8/03	Note	Date Granted	Exercise Price	Option exercisable From	To	Currently exercisable
4,000	2a	24/4/96	£1.925	24/4/99	23/4/06	4,000
72,222	2b	6/12/97	45p	6/12/00	5/12/04	72,222
20,000	2b	23/6/99	£2.30	23/6/02	22/6/06	20,000
20,000	2b	20/9/99	£2.31	20/9/02	19/9/06	20,000
2,791	2a	6/12/99	£2.915	6/12/02	5/12/09	2,791
4,709	2b	6/12/99	£2.915	6/12/02	5/12/06	4,709
8,291	2a	15/12/99	£3.89	15/12/02	14/12/09	8,291
30,209	2b	15/12/99	£3.89	15/12/02	14/12/06	30,209
3,351	2a	17/4/00	£4.475	17/4/03	16/4/10	3,351
1,649	2b	17/4/00	£4.475	17/4/03	16/4/07	1,649
3,571	2a	20/4/00	£4.20	20/4/03	19/4/10	3,571
5,179	2b	20/4/00	£4.20	20/4/03	19/4/07	5,179
2,500	2a	2/5/00	£4.40	2/5/03	1/5/10	2,500
3,134	2a	12/6/00	£4.785	12/6/03	11/6/10	3,134
1,866	2b	12/6/00	£4.785	12/6/03	11/6/07	1,866
2,177	2a	18/9/00	£6.89	18/9/03	17/9/10	-
2,073	2b	18/9/00	£6.89	18/9/03	17/9/07	-
4,083	2a	7/12/00	£6.575	7/12/03	6/12/10	-
27,225	2b	7/12/00	£6.575	7/12/03	6/12/07	-
1,473	2a	7/3/01	£6.00	7/3/04	6/3/11	-
7,500	2b	1/8/01	£4.60	1/8/04	31/7/08	-
2,937	2a	21/8/01	£4.68	21/8/04	20/8/11	-
1,343	2a	4/9/01	£4.66	4/9/04	3/9/11	-
9,581	2a	6/12/01	£4.775	6/12/04	5/12/11	-
26,143	2b	6/12/01	£4.775	6/12/04	5/12/08	-
1,085	2a	31/12/01	£5.42	31/12/04	30/12/11	-
1,558	2a	4/3/02	£5.62	4/3/05	3/3/12	-
1,629	2a	3/4/02	£4.84	3/4/05	2/4/12	-
757	2a	16/4/02	£4.95	16/4/05	15/4/12	-
13,214	2b	21/5/02	£4.775	21/5/05	20/5/09	-
450	2a	2/7/02	£4.500	2/7/05	1/7/12	-
57,591	2a	6/12/02	£1.165	6/12/05	5/12/12	-
76,639	2b	6/12/02	£1.165	6/12/05	5/12/09	-
420,930						183,472

Notes to the financial statements continued

21 Options over shares of Phytopharm plc continued

Number outstanding 31/8/03	Note	Date Granted	Exercise Price	Option exercisable From	To	Currently exercisable
287,819	3	6/12/97	45p	6/12/02	5/12/04	287,819
40,000	3	23/6/99	£2.30	23/6/04	22/6/06	-
40,000	3	20/9/99	£2.31	20/9/04	19/9/06	-
15,000	3	6/12/99	£2.915	6/12/04	5/12/06	-
67,237	3	15/12/99	£3.89	15/12/04	14/12/06	-
10,000	3	17/4/00	£4.48	17/4/05	16/4/07	-
17,500	3	20/4/00	£4.20	20/4/05	19/4/07	-
5,000	3	2/5/00	£4.40	2/5/05	1/5/07	-
10,000	3	12/6/00	£4.79	12/6/05	11/6/07	-
8,500	3	18/9/00	£6.89	18/9/05	17/9/07	-
59,583	3	7/12/00	£6.575	7/12/05	6/12/07	-
2,945	3	7/3/01	£6.00	7/3/06	6/3/08	-
15,000	3	1/8/01	£4.60	1/8/06	31/7/08	-
5,875	3	21/8/01	£4.68	21/8/06	20/8/08	-
2,685	3	4/9/01	£4.655	4/9/06	3/9/08	-
71,447	3	6/12/01	£4.78	6/12/06	5/12/08	-
2,170	3	31/12/01	£5.42	31/12/06	30/12/08	-
3,116	3	4/3/02	£5.62	4/3/07	3/3/09	-
3,256	3	3/4/02	£4.84	3/4/07	2/4/09	-
1,515	3	16/4/02	£4.95	16/4/07	15/4/09	-
26,430	3	21/5/02	£4.775	21/5/07	20/5/09	-
900	3	2/7/02	£4.50	2/7/07	1/7/09	-
268,466	3	6/12/02	£1.17	6/12/07	5/12/09	-
964,444						287,819
351,623	4b	2/5/03	£1.43	2/5/06	1/5/13	-
351,623						
300,000	5	6/12/02	£0.01	6/12/05	5/6/06	-
50,000	5	7/7/03	£0.01	7/7/06	6/1/07	-
350,000						-

Note

1a These options vest in tranches of one third on each of the first, second and third anniversaries of the date of grant, and have been granted under a scheme approved by the Inland Revenue. Each option is subject to the following condition which must be satisfied before it can be exercised, namely that the increase between an amount equal to 91% of the option price for those options granted on 24 April 1996 or the option price for later grants and the middle market quotation of a share on a date falling no earlier than the third anniversary of the date of grant of that option shall be at least one and a half times the increase over the period from the date of grant to such date in the FT Actuaries All Share Index. The options remain exercisable until the tenth anniversary of date of grant.

21 Options over shares of Phytopharm plc continued

1b *These options vest and must satisfy the same* conditions as under note 1a above. However, these options remain exercisable until the seventh anniversary of the date of grant and have not been submitted to the Inland Revenue for approval.

2a These options vest in tranches of one third on each of the first, second and third anniversaries of the date of grant and have been granted under a scheme approved by the Inland Revenue. Each option is subject to the *following condition which must be satisfied* before it can be exercised, namely that *the increase between an amount* equal to 91% of the option price for those options granted on 24 April 1996 or the option price for later grants and the middle market quotation of a share on a date falling no earlier than the third anniversary of the date of grant of that option shall be at least twice the increase over the period from the date of grant to such date in the FT Actuaries All Share Index. *The options remain* exercisable until the tenth anniversary of date of grant.

2b These options vest and must satisfy the same *conditions as under note 2a above*. However, these options remain exercisable until the seventh anniversary of the date of grant and have not been submitted to the Inland Revenue for approval.

3 These options vest in tranches of one fifth on each of the first, second, third, fourth and fifth anniversaries of the date of grant. Each option is subject to the following condition which must be satisfied before it can be exercised, namely that the increase between an amount equal to 91% of the option price for those options granted on 24 April 1996 or the option price for *later grants and the middle market* quotation of a share on *a date falling no earlier than the fifth anniversary* of the date of grant of that option shall be at least one and a half times the increase over the period from the date of grant to such date in the Pharmaceuticals Index as published by the Financial Times as a constituent part of the FT Actuaries All Share Index. The options remain exercisable until the seventh anniversary of date of grant.

4a These options vest in tranches of one third on each of the first, second and third anniversaries of the date of grant *and have been granted under* a scheme approved by the Inland Revenue. *The number of options exercisable* will be determined by the Company's TSR. Two thirds will become exercisable by reference to the Company's performance compared to the following comparator group:

Powderject Pharmaceutical	SkyPharma	Cambridge Antibody Technology	GW Pharmaceuticals
Oxford GlycoSciences	Proteome Sciences	Axis Shield	Xenova Group
GeneMedix	Neu Tec Pharma	Protherics	Vernalis
Antisoma	BioFocus	Provalis	Alizyme
ML Laboratories	British Biotech	Profile Therapeutics	Pharmagene
Oxford BioMedica	Cyprotex	Cobra Bio-Manufacturing	PPL Therapeutics
KS Biomedix Holdings	Weston Medical Group	Acambis	

The remaining one third will be exercisable *by reference to the Company's performance* compared to the constituents of the FTSE Small Cap Index. The value of options (at date of grant) granted up to 100% of base salary will be exercisable if the Company's TSR in the relevant ranking Group is above the median. The value of options (at date of grant) granted in excess of 100% of base salary will be exercisable at 25% for median performance against the comparator Group rising to 100% for upper decile and above performance. *The performance of the Company will* initially be measured *over three years following grant date*. If the target has not been met after three years, it can be re-tested after four and five years. For options granted in 2004 there will be only one option to re-test after four years and for options granted in 2005 and later there will be no opportunity to re-test.

4b These options vest and must satisfy the same conditions as under note 4a above and have been granted under the Enterprise Management Incentive Scheme.

4c These options vest and must satisfy the same *conditions as under note 4a above* and have not been submitted to the Inland Revenue for approval.

5 These awards made under long-term incentive plans are subject to performance conditions and the benefits are not pensionable. The performance conditions are based of total shareholder return (TSR) over a three year period (with no retesting opportunities) *when compared* to a peer Group comprising 27 other UK listed biotech *and pharmaceutical companies* (as above) for two thirds of the shares and compared to *the FTSE SmallCap* index for the remaining one third. In each case 25% of the shares will vest for median performance against the comparator Group rising prorate to 100 % for upper decile and above performance. None of the shares awarded will vest for below median performance. TSR is considered by the remuneration committee to be the most robust method of measuring company *performance over the period. The terms* of these awards will not be amended *to the benefit of directors* without shareholder approval.

Notes to the financial statements continued

22 Share premium account and reserves

Group

	Share premium account £	Merger reserve £	Profit and loss account £
At 1 September 2002	31,726,086	(204,211)	(21,623,308)
Premium on new share issue	82,313	-	-
Share option compensation charge	-	-	31,470
Loss for the financial year	-	-	(5,303,318)
At 31 August 2003	**31,808,399**	**(204,211)**	**(26,895,156)**

Company

	Share premium account £	Profit and loss account £
At 1 September 2002	31,230,679	720,070
Premium on new share issue	82,313	-
Loss for the financial year	-	(220,992)
At 31 August 2003	**31,312,992**	**499,078**

23 Reconciliation of net cash flow to movement in net funds

	At 1 September 2002 £	Cashflow £	**At 31 August 2003 £**
Cash at bank and in hand	322,524	159,079	**481,603**
Finance leases	(8,271)	8,271	-
	314,253	167,350	**481,603**
Current asset investment	8,831,259	(3,699,707)	**5,131,552**
	9,145,512	(3,532,357)	**5,613,155**

24 Analysis of net funds

	2003 £	2003 £	2002 £	2002 £
Increase/(decrease) in cash in the period	**159,079**		(531,601)	
Cash outflow from decrease in debt	**8,271**		55,515	
Decrease in liquid resources	**(3,699,707)**		(3,836,913)	
Change in net funds resulting from cashflows		**(3,532,357)**		(4,312,999)
Movement in net funds in the year		**(3,532,357)**		(4,312,999)
Net funds at 1 September		**9,145,512**		13,458,511
Net funds at 31 August		**5,613,155**		9,145,512

25 Reconciliation of operating loss to net cash outflow from operating activities

	2003 £	2002 £
Continuing activities		
Operating loss	(5,954,302)	(4,312,415)
Depreciation on tangible fixed assets	105,978	124,080
Loss on disposal of fixed assets	1,152	9,158
Impairment provision on fixed asset investment	-	30,098
Increase in stocks	(42,751)	-
Decrease/(increase) in debtors	2,049,990	(2,145,116)
(Decrease)/increase in creditors	(129,713)	948,867
Decrease in provision for employer's National Insurance on share option gains	-	(16,259)
Increase in provision for share option compensation charge	31,470	-
Net cash outflow from continuing operating activities	(3,938,176)	(5,361,587)

26 Post balance sheet events

There are no post balance sheet events of significance.

27 Capital commitments

There were no capital commitments for fixed assets contracted for at 31 August 2003 (2002: £nil).

28 Contingent liabilities

There were no contingent liabilities at 31 August 2003 (2002: £nil).

29 Financial commitments

At 31 August 2003 there were the following annual commitments under non-cancellable operating leases:

Group

	2003		2002	
	Land and buildings £	Other £	Land and buildings £	Other £
Expiring within one year	-	3,940	-	6,164
Expiring between two and five years inclusive	-	44,066	-	6,908
	-	48,006	-	13,072

Company

The company has no annual commitments under non-cancellable operating leases.

30 Related party transactions

The Group has taken advantage of the exemption available under FRS 8 not to disclose transactions between Group companies.

Registered office
Corpus Christi House
9 West Street
Godmanchester
Cambridgeshire PE29 2HY

Company number
3131723

Registrars
Capita IRG plc
Bourne House
34 Beckenham Road
Kent BR3 4TU

Auditors
PricewaterhouseCoopers
Abacus House
Castle Park
Cambridge CB3 0AN

Solicitors
Nicholson Graham & Jones
110 Cannon Street
London EC4N 6AR

Financial Public Relations
Financial Dynamics
Holborn Gate
26 Southampton Buildings
London WC2A 1PB

Bankers
Bank of Scotland
41 South Gyle Crescent
Edinburgh EH12 9XD

Joint Financial advisors
Nomura International plc
Nomura House
1 St Martin's-le-Grand
London EC1A 4NP

NM Rothschilds & Sons Ltd
New Court
St Swithins Lane
London EC4P 4DU

Stockbrokers
Nomura International plc
Nomura House
1 St Martin's-le-Grand
London EC1A 4NP

"Come to the edge..."
"It's too high!"
"Come to the edge..."
"We might fall!"
"Come to the edge!"
And they came,
And he pushed,
And they flew.

(Apollinaire)